                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                              Thinking Tools, Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   884098 10 4
                                   -----------
                                 (CUSIP Number)

                              William A. Teitelbaum
                                 4 Winston Court
                            Dix Hills, New York 11746
                                 (631) 493-0187
                                 --------------

                                    Copy to:

                               Sam Schwartz, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 20, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /  /.

          Note.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 80 Pages)

--------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 2 of 80 Pages
--------------------------                    ----------------------------------

================================================================================
       1       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             William A. Teitelbaum
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
       3       SEC USE ONLY

--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*

                     PF, OO
--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /

--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF            7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 877,105,548(1)(2)
   OWNED BY                     (subject to adjustment and/or dispute)
     EACH      -----------------------------------------------------------------
   REPORTING            8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                               877,105,548(1)(2)
                               (subject to adjustment and/or dispute)
               -----------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               877,105,548(1)(2)
--------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               47.2%(1)(2)
                               (subject to adjustment and/or dispute)
--------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON

                               IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 3 of 80 Pages
--------------------------                    ----------------------------------

(1)  Includes  478,260.86  shares of Series E Convertible  Preferred  Stock (the
     "Series E Shares") owned by the Reporting Person which are convertible into
     877,105,548 shares of Common Stock. The Series E Shares,  together with all other shares of Series E Convertible Preferred Stock and Series D Preferred
     Stock of the Issuer,  automatically  convert into shares of Common Stock of the Issuer upon the filing of an amendment to the Issuer's  Certificate  of
     Incorporation (subject to stockholders' approval) (the "Charter Amendment")
     increasing the authorized number of shares of Common Stock and/or effecting a reverse  split of the  Issuer's  Common  Stock so that the  Issuer  has a sufficient  number of  authorized  and  unissued  shares of Common Stock to permit the conversion of all outstanding shares of Preferred Stock, options and warrants.  After giving  effect to the filing of the Charter  Amendment and the conversion of all outstanding shares of Preferred Stock into shares of Common Stock, the Reporting Person will  beneficially own  approximately
     47.2% of the Issuer's Common Stock.

(2)  Does not include  261,991,428 shares of Common Stock issuable upon exercise of a warrant that is currently  exercisable (the "Warrant").  The Reporting
     Person has been advised that the Warrant was not validly  issued;  however, the Reporting Person disputes this. After giving effect to the Warrant, the
     Reporting Person will own approximately 53.7% of the Issuer's Common Stock.
     (See Item 3)

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 4 of 80 Pages
--------------------------                    ----------------------------------

          The following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.   Security and Issuer.
          -------------------

          This statement  relates to shares of the Common Stock, par value $.001 per share (the "Shares"), of Thinking Tools, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 200 Park Avenue,  Suite 3900, New
York, New York 10166.

Item 2.   Identity and Background.
          -----------------------

          (a) This statement is filed by William A.  Teitelbaum  (the "Reporting
Person").

          (b) The  principal  residence  of the  Reporting  Person  is 4 Winston
Court, Dix Hills, New York 11746.

          (c) The  principal  occupation  of the  Reporting  Person is financial consulting and advisory  services.  The Reporting Person conducts business under
Remsen Funding Corp. of New York  ("Remsen"),  and he owns 100% of the shares of
Remsen. Remsen's business address is 4 Winston Court, Dix Hills, New York 11741.

          (d)  During the last five  years,  the  Reporting  Person has not been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

          (e) During the last five years,  the  Reporting  Person has not been a party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Shares owned by the Reporting  Person were acquired as a result of the merger (the  "Merger") of a wholly owned  subsidiary  of the Issuer with GVI
Security,  Inc., a Delaware corporation ("GVI").  Under the terms of the Merger,
(i) GVI was the  surviving  corporation  and became a subsidiary  of the Issuer,
(ii)  the  holders  of  the  outstanding  common  stock  of GVI  ("GVI  Shares")
immediately  prior to the effective time of the Merger received shares of Series
E  Convertible  Preferred  Stock of the Issuer and (iii)  holders of options and warrants to purchase GVI common stock received options to purchase  Shares.  The form of the Merger Agreement is attached hereto as Exhibit 1.

          The Reporting Person received 478,260.86 shares of the Issuer's Series
E Convertible  Preferred  Stock in  consideration  for 110,000 GVI Shares.  Such shares of Series E Convertible  Preferred  Stock are not  currently  convertible
into  Shares.   Each  share  of  Series  E  Convertible   Preferred  Stock  will
automatically  convert into 1,833.948  Shares at such time as the Issuer files a

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 5 of 80 Pages
--------------------------                    ----------------------------------

Certificate  of Amendment to its  Certificate  of  Incorporation  increasing its authorized  common  stock and/or  effecting a reverse  stock split so as to have sufficient  shares of  authorized  common  stock to permit  the  conversion  and exercise  of  all of the  Issuer's  outstanding  Preferred  Stock,  options  and warrants.

          On February  26, 2004,  in  accordance  with the Issuer's  obligations under the Merger Agreement,  the Issuer's Board of Directors approved amendments to the  Issuer's  Certificate  of  Incorporation  that  would (i)  increase  the authorized shares of the Issuer's common stock to 75,000,000,  and (ii) effect a one-for-65  reverse stock split of the outstanding shares of the Issuer's common stock.  Subject to  obtaining  stockholder  approval  and  making the  requisite filings  with the  Securities  and Exchange  Commission,  the Issuer will file a
Certificate of Amendment to its Certificate of Incorporation  with the Secretary of State of the State of Delaware  giving effect to such  amendments.  Upon such filing,  all  outstanding  shares  of  Series D  Preferred  Stock  and  Series E
Preferred Stock would  automatically  convert into shares of the Issuer's common stock.

          The  Reporting  Person was issued a five (5) year  warrant to purchase
32,857 GVI shares of Common Stock on May 10, 2000, at an exercise price of $0.10 per share (the "GVI  Warrant").  The Reporting  Person believes that pursuant to the terms of the GVI Warrant and the Merger,  the GVI Warrant  converted  into a warrant that is  exercisable  for  261,991,428  Shares at an aggregate  exercise price of $3,285.70 (the "Warrant"). A copy of the GVI Warrant is attached hereto as Exhibit 2. The  Reporting  Person was informed by GVI's  counsel that (i) GVI has no record of the GVI Warrant,  (ii) that no such warrant was ever  presented to,  reviewed by or  ultimately  authorized by the Board of Directors of GVI and
(iii) therefore GVI does not believe such Warrant exists.

          The  Reporting   Person  acquired  his  GVI  Shares  in  May  2000  in
consideration  for $275,000.  The Reporting Person was issued the GVI Warrant on
May 10, 2000 in consideration for services rendered.

Item 4.   Purpose of Transaction.
          ----------------------

          On May 10, 2000,  the Reporting  Person was issued the GVI Warrant for services  rendered to GVI. In May 2000,  the Reporting  Person and certain other persons made a private  investment in GVI pursuant to which the Reporting Person was issued 110,000 GVI Shares as set forth above.  The Reporting Person acquired the Warrant and the Series E Shares in exchange  for the GVI Warrant and the GVI
Shares as a result of the  Merger.  The  Shares to be  received  upon  automatic conversion  of the  Series E Shares  (the  "Conversion  Shares")  and the Shares
underlying the Warrant (the "Underlying Warrant Shares") are subject to and have the benefit of a  registration  rights  agreement  the Issuer  made with,  among others, the former GVI stockholders (the "Registration  Rights Agreement").  The
Conversion Shares and the Underlying  Warrant Shares are subject to a lock-up as set forth in the Registration Rights Agreement,  see Item 6 for a description of the Registration Rights agreement and the lock-up.

          The  Reporting  Person  intends to  continually  review  the  Issuer's business  affairs  and  financial  position  and  future  prospects,  as well as
conditions  in  the  securities   markets  and  general  economic  and  industry
conditions. Based on such evaluation and review and other factors, the Reporting
Person may in the future take such actions with respect to his investment in the
Issuer as he may deem  appropriate in light of the  circumstances  existing from time to time.  Such actions may involve the purchase of  additional  Shares,  or

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 6 of 80 Pages
--------------------------                    ----------------------------------

alternatively,  may  involve  the sale of all or a portion of the Shares held by the Reporting Person in the open market or in privately negotiated  transactions to one or more purchasers, subject to the provisions of the lock-up.

          The Reporting  Person reserves the right to change his intentions with respect to all maters referred to in this Item. 4.

          The Reporting  Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

            (a) As of the date  hereof,  the  Reporting  Person owns  478,260.86 shares of  Series E  Preferred  Stock  which are  convertible  into  877,105,548
Shares, constituting approximately 47.2% of the Shares outstanding. In addition,
the  Reporting  Person  owns  a  currently   exercisable   Warrant  to  purchase
261,991,428  Shares.  The Reporting Person has been advised that the Warrant was not validly issued;  however,  the Reporting  Person disputes this (See Item 3).
After giving effect to the Warrant,  the Reporting Person will own approximately
53.7% of the Shares outstanding.

            (b) The  Reporting  Person  has sole  power to vote and  dispose  of
1,139,096,976  Shares (consisting of 877,105,548 Shares issuable upon conversion of the Series E Shares and  261,991,428  Shares  issuable  upon  exercise of the
Warrant),  constituting  approximately  53.7% of the  Shares  outstanding.  Such holdings and  percentage  are based upon the  Issuer's  press  releases,  public filings with the Securities and Exchange  Commission and certain other documents provided to the Reporting Person by the Issuer.

            (c) In accordance  with the terms of the GVI Warrant and the Merger, the Reporting Person believes he acquired the Warrant and the Series E Shares on
February 20, 2004,  the  effective  date of the Merger,  in exchange for the GVI
Warrant and his GVI Shares.  There were no other  transactions in the securities of the Issuer by the Reporting Person during the past sixty days.

          (d) No person  other  than the  Reporting  Person is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

          (e) Not applicable.

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 7 of 80 Pages
--------------------------                    ----------------------------------

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          to Securities of the Issuer.
          ----------------------------------------------------------------------

          The  Registration  Rights  Agreement,  by and  among the  Issuer,  the
Reporting Person and certain other  stockholders of the Issuer (each, a "Holder"
and together,  the  "Holders")  was executed on February 20, 2004 as part of the
Merger.  Pursuant to the terms of the Registration Rights Agreement,  the Issuer is obligated to file a registration  statement  covering all Shares owned by the
Holders,  including the  Conversion  Shares issued to the Reporting  Person upon conversion  of his  Series E Shares  and the  Underlying  Warrant  Shares to the
Warrant no later than 120 calendar days after the effective date of the Merger.

          The  Registration   Rights  Agreement  contains  a  lock-up  provision
pursuant to which the Reporting  Person and the other Holders  agreed that for a two year period such  parties  will not, in any 90 day period,  sell,  assign or transfer Shares in excess of 10% of the number of Shares held by such Holder (on an as converted  basis) as of February 20,  2004.  The form of the  Registration
Rights Agreement is attached hereto as Exhibit 3.

          Other than as described herein, there are no contracts,  arrangements, understandings  or  relationships  between  the  Reporting  Person and any other person, with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1.   Form of  Agreement  and Plan of Merger,  dated as of February 20,
               2004, by and among Thinking Tools, Inc., GVI Security Acquisition
               Corp. and GVI Security, Inc.

          2.   Warrant  to  purchase  32,857  shares  of  common  stock  of  GVI
               Security, Inc., dated May 10, 2000.

          3.   Form of Registration  Rights Agreement,  dated as of February 20,
               2004,  by  and  among  Thinking  Tools,  Inc.  and  each  of  the stockholders of Thinking Tools,  Inc. listed on Schedule 1 to the agreement.

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 8 of 80 Pages
--------------------------                    ----------------------------------

                                    SIGNATURE
                                    ---------

          After reasonable  inquiry and to the best of his knowledge and belief, the  undersigned  certifies that the  information set forth in this statement is true, complete and correct.

Dated:  March 1, 2004

                                               /s/ William A. Teitelbaum
                                               ---------------------------------
                                                William A. Teitelbaum

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 9 of 80 Pages
--------------------------                    ----------------------------------

                                  EXHIBIT INDEX

     Exhibit                                                     Page
     -------                                                     ----

1.   Form of Agreement  and Plan of Merger,  dated               10 - 49
     as  of  February  20,  2004,   by  and  among
     Thinking    Tools,    Inc.,    GVI   Security
     Acquisition Corp. and GVI Security,  Inc.

2.   Warrant to purchase  32,857  shares of common
     stock of GVI  Security,  Inc.,  dated May 10,
     2000.                                                       50 - 61

3.   Form of Registration Rights Agreement,  dated
     as  of  February  20,  2004,   by  and  among
     Thinking   Tools,   Inc.   and  each  of  the
     stockholders of Thinking  Tools,  Inc. listed
     on Schedule 1 to the agreement.                             62 - 80

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 10 of 80 Pages
--------------------------                    ----------------------------------

                                                                       Exhibit 1

                          AGREEMENT AND PLAN OF MERGER

                          DATED AS OF FEBRUARY 19, 2004

                                  BY AND AMONG

                              THINKING TOOLS, INC.,

                         GVI SECURITY ACQUISITION CORP.,

                                       and

                               GVI SECURITY, INC.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 11 of 80 Pages
--------------------------                    ----------------------------------

                                       ii

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 12 of 80 Pages
--------------------------                    ----------------------------------

EXHIBITS

Exhibit A       Certificate of Merger
Exhibit B       Certificate of Designations of Purchaser Preferred Stock
Exhibit C       Investment Representation Letter
Exhibit D       Registration Rights Agreement
Exhibit E       Europa Promissory Note
Exhibit F       Stock Option Plan
Exhibit G       Voting Agreement

                                       iii

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 13 of 80 Pages
--------------------------                    ----------------------------------

                          AGREEMENT AND PLAN OF MERGER

          AGREEMENT AND PLAN OF MERGER (this  "Agreement")  dated as of February
19,  2004,  by  and  among  Thinking   Tools,   Inc.,  a  Delaware   corporation
("Purchaser"),  GVI Security  Acquisition  Corp., a Delaware  corporation  and a wholly-owned  subsidiary of Purchaser ("Purchaser  Subsidiary") and GVI Security
Inc., a Delaware corporation ("GVI").

                              W I T N E S S E T H:
                               - - - - - - - - - -

          WHEREAS,  the  Board  of  Directors  of each of  Purchaser,  Purchaser
Subsidiary and GVI has determined  that it is in the best interests of each such company and its respective  stockholders for Purchaser  Subsidiary to merge with and into GVI upon the terms and subject to the conditions set forth herein;

          WHEREAS,  the Board of Directors of each of  Purchaser  and  Purchaser
Subsidiary and the stockholder of Purchaser  Subsidiary have adopted resolutions approving this Agreement and the  transactions  contemplated  hereby pursuant to
Section 251 of the Delaware General Corporation Law (the "DGCL");

          WHEREAS,  the  Board of  Directors  and the  stockholders  of GVI have adopted resolutions  approving this Agreement and the transactions  contemplated hereby pursuant to Section 251 of the DGCL; and

          WHEREAS, the Parties hereto intend that the merger contemplated herein shall qualify as a reorganization  within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of Section
368(a)(2)(E) of the Code.

          NOW,  THEREFORE,  in  consideration  of the  premises  and the  mutual representations, warranties, covenants and agreements hereinafter set forth, the parties hereto do hereby agree as follows:

1. CERTAIN DEFINITIONS.

          1.1 Defined  Terms.  As used in this  Agreement,  the following  terms shall have the meanings  specified  or referred to below  (terms  defined in the singular to have the correlative meaning in the plural and vice versa):

          "Accounting Fees" shall have the meaning set forth in Section 7.9.

          "Affiliate"  of any Person  shall mean any Person  which,  directly or indirectly, controls or is controlled by that Person, or is under common control with that Person.  For the purposes of this  definition,  "control"  (including, with correlative  meaning,  the terms  "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession,  directly or  indirectly,  of the power to direct or cause the direction of the management and policies of such person,  whether through the ownership of voting securities or by contract or otherwise.

          "Agreement" shall have the meaning set forth in the recitals.

          "Approvals" shall have the meaning set forth in Section 4.5.

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13D            Page 14 of 80 Pages
--------------------------                    ----------------------------------

          "Assets" shall have the meaning set forth in Section 4.7(b).

          "Business  Day" shall mean any day that is not a Saturday  or a Sunday or a day on which banks  located in New York City are  authorized or required to be closed.

          "Certificate  of Merger"  shall have the  meaning set forth in Section
2.2.

          "Charter Amendment" shall have the meaning set forth in Section 8.8.

          "Claims Deadline" shall have the meaning set forth in Section 9.3.

          "Closing" shall have the meaning set forth in Section 3.1.

          "Code" shall mean the Internal  Revenue Code of 1986, as amended.  All citations to the Code or to the regulations promulgated thereunder shall include any amendments or any substitute or successor provisions thereto. All references to the Code or to the regulations promulgated thereunder in this Agreement shall be deemed to include a reference to any comparable provisions of state, local or foreign income tax law,  without  prejudice to the construction of references to the Code or to the  regulations  promulgated  thereunder  in any  other  section hereof.

          "Competing  Enterprise" shall mean any Person engaged in the same or a competitive business as GVI, Purchaser or any of their Affiliates,  as conducted as of the date of this Agreement.

          "Contemplated   Transactions"  shall  mean  the  merger  of  Purchaser
Subsidiary with and into GVI and the execution,  delivery and performance of and compliance  with this  Agreement  and all other  agreements  to be executed  and delivered  pursuant  to  this  Agreement,  including,  without  limitation,  the
Transaction Documents.

          "Contract" shall have the meaning set forth in Section 4.15.

          "Damages" shall have the meaning set forth in Section 9.1.

          "Determination Date" shall have the meaning set forth in Section 9.6.

          "DGCL" shall have the meaning set forth in the recitals.

          "Effective  Time" shall mean the date and time of  consummation of the
Merger,  as  evidenced  by the  filing of the  Certificate  of  Merger  with the
Secretary of State of the State of Delaware.

          "Encumbrance"  shall mean any  security  interest,  pledge,  mortgage, lien, charge,  encumbrance,  license, easement,  right-of-way,  adverse claim or restriction of any kind,  including,  but not limited to, any restriction on the use, voting, transfer,  receipt of income or other exercise of any attributes of ownership.

                                        2

--------------------------                    ----------------------------------
CUSIP No. 884098 10 4              13G            Page 15 of 80 Pages
--------------------------                    ----------------------------------

          "Environmental  Laws" shall mean any Law,  now or  hereafter in effect and as amended,  and any  judicial  or  administrative  interpretation  thereof, including  any judicial or  administrative  order,  consent  decree or judgment, relating to the environment,  health, safety or Hazardous Materials,  including, without limitation, the Comprehensive  Environmental Response,  Compensation and
Liability  Act of 1980,  as  amended  through  the  date  hereof;  the  Resource
Conservation  and  Recovery  Act, 42  U.S.C.ss.ss.6901  et seq.;  the  Hazardous
Materials  Transportation Act, 49 U.S.C.ss.ss.6901 et seq.; the Clean Water Act,
33   U.S.C.ss.ss.1251   et  seq.;   the  Toxic   Substances   Control   Act,  15
U.S.C.ss.ss.2601  et seq.; the Clean Air Act, 42  U.S.C.ss.ss.7401  et seq.; the
Safe Drinking Water Act, 42  U.S.C.ss.ss.300f et seq.; the Atomic Energy Act, 42
U.S.C.ss.ss.2011  et seq.; the Federal  Insecticide,  Fungicide and  Rodenticide
Act, 7 U.S.C.ss.ss.136  et seq.; and the Federal Food, Drug and Cosmetic Act, 21
U.S.C.ss.ss. 301 et seq.

          "ERISA"  shall mean the  Employee  Retirement  Income  Security Act of
1974, as amended, and the regulations and publications thereunder.

          "Exchange  Act" shall mean the  Securities  Exchange  Act of 1934,  as amended.

          "Fair  Market  Value"  shall mean,  with  respect to a share of Common
Stock on any Determination Date, the average of the daily closing prices for the
10 consecutive  business days prior to such date. The closing price for each day shall be the last sales  price or in case no sale takes  place on such day,  the average of the  closing  high bid and low asked  prices,  in either  case (a) as officially  quoted by the NASD over the counter bulletin board,  Nasdaq SmallCap
Market or the Nasdaq  National  Market or such other  market on which the Common
Stock is then listed for trading,  or (b) if, in the reasonable  judgment of the
Board of Directors of Purchaser,  the NASD over-the-counter  bulletin board, the
Nasdaq  SmallCap Market or the Nasdaq National Market is no longer the principal
United  States  market for the  Common  Stock,  then as quoted on the  principal
United  States  market  for the  Common  Stock,  as  determined  by the Board of
Directors of Purchaser,  or (c) if, in the  reasonable  judgment of the Board of
Directors of the Purchaser,  there exists no principal  United States market for the Common  Stock,  then as  reasonably  determined by the Board of Directors of
Purchaser.

          "Financial  Statements"  shall have the  meaning  set forth in Section
4.6.

          "GAAP" shall mean  generally  accepted  accounting  principles  in the
United States.

          "Governmental  Body" shall mean any United  States  federal,  state or local governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body.

          "GVI" shall mean GVI Security, Inc., a Delaware corporation.

          "GVI Indemnified  Parties" shall have the meaning set forth in Section
9.1.

          "GVI  Intellectual  Property"  shall  have the  meaning  set  forth in
Section 4.9.

          "GVI Options" shall have the meaning set forth in Section 2.3.4.

                                        3

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CUSIP No. 884098 10 4              13D            Page 16 of 80 Pages
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          "GVI Shares" shall have the meaning set forth in Section 2.3.1.

          "Hazardous Materials" shall mean (a) petroleum and petroleum products, radioactive  materials,  asbestos in any form that is or could  become  friable, urea formaldehyde foam insulation,  transformers or other equipment that contain polychlorinated biphenyls, and radon gas, (b) any other chemicals,  materials or substances  defined as or included in the definition of "hazardous  substances,"
"hazardous  wastes,"  "restricted  hazardous wastes," "toxic substances," "toxic pollutants,"  "contaminants" or "pollutants",  or words of similar import, under any  applicable  Environmental  Law,  and (c) any other  chemical,  material  or substances exposure to which is regulated by any Governmental Body.

          "Intellectual  Property"  shall  mean any and all United  States:  (a)
patent registrations and patent applications (including all reissues, divisions, continuations,  continuations-in-part,  extensions and  reexaminations)  and all rights therein and all  improvements  to the  inventions  disclosed in each such registration, patent or application, (b) trademarks, service marks, trade dress, trade names and corporate  names,  whether or not registered,  including but not limited  to all  common law  rights,  and  registrations  and  applications  for registration thereof, (c) copyrights (including but not limited to copyrights on designs)  (registered  or otherwise)  and  registrations  and  applications  for registration  thereof,  (d) computer software,  including,  without  limitation, source code,  operating  systems and  specifications,  data, data bases,  files, documentation and other materials related thereto,  data and documentation,  (e)
trade secrets and confidential technical and business information (including but not limited to  formulas,  compositions,  and  inventions  reduced to  practice, whether or not patentable),  (f) confidential technology (including know-how and show-how),  manufacturing and production processes and techniques,  research and development information,  drawings,  specifications,  designs, plans, proposals, technical data,  copyrightable  works,  financial,  marketing and business data, pricing and cost  information,  business  and  marketing  plans and customer and supplier  lists and  information,  (g) any right arising under any law providing protection to industrial or other  designs,  (h) all rights to obtain and rights to apply for patents,  and to register  trademarks and  copyrights,  and (i) all rights to sue or recover  and retain  damages and costs and  attorneys  fees for present and past infringement of any of the foregoing.

          "Knowledge"  shall  mean,  and an  individual  will be  deemed to have
"knowledge" of a particular fact or other matter, if such individual is actually aware of such fact or other matter.  For purposes of this  Agreement,  "to GVI's knowledge" or "to the knowledge of GVI" shall mean the knowledge of Thomas Wade, and "to Purchaser's knowledge" or "to the knowledge of Purchaser" shall mean the knowledge of Moshe Zarmi.

          "Laws" shall have the meaning set forth in Section 4.17(a).

          "Leases" shall have the meaning set forth in Section 4.8

          "Licenses" shall have the meaning set forth in Section 4.17(a).

          "Material  Adverse  Effect"  shall mean a change in (or effect on) the condition (financial or otherwise),  properties,  assets,  liabilities,  rights, obligations,  operations,  business,  or  prospects  which  change (or  effect), individually or in the aggregate, would be materially adverse to such condition, properties, assets, liabilities,  rights, obligations,  operations, business, or prospects.

                                        4

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CUSIP No. 884098 10 4              13D            Page 17 of 80 Pages
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          "Merger" shall mean the merger of Purchaser  Subsidiary  with and into
GVI, as contemplated by this Agreement.

          "Merger  Consideration"  shall have the  meaning  set forth in Section
2.4.

          "Party" shall mean any of Purchaser, Purchaser Subsidiary and GVI.

          "Permitted  Encumbrances"  shall have the meaning set forth in Section
4.7(b).

          "Person" shall mean any  individual,  corporation,  limited  liability
company,   partnership,   joint  venture,  trust,  association,   unincorporated
organization, other entity or Governmental Body.

          "Plans" shall have the meaning set forth in Section 4.13(a).

          "Purchaser" shall mean Thinking Tools, Inc., a Delaware corporation.

          "Purchaser  Common Stock" shall mean the Common Stock, par value $.001 per share, of Purchaser.

          "Purchaser  Financial  Statements" shall have the meaning set forth in
Section 5.7.

          "Purchaser  Preferred  Stock"  shall  mean the  Series  E  Convertible
Preferred Stock, par value $.001 per share, of Purchaser, with substantially the designations,  powers, preferences and restrictions and limitations set forth on
Exhibit B.

          "Purchaser SEC Documents"  shall have the meaning set forth in Section
5.6.

          "Purchaser Shares" shall have the meaning set forth in Section 2.4.

          "Purchaser  Subsidiary"  shall mean GVI Acquisition  Corp., a Delaware corporation.

          "Recent  Balance  Sheet"  shall have the  meaning set forth in Section
4.6(a).

          "SEC" means the Securities and Exchange Commission.

          "Securities Act" shall mean the Securities Act of 1933, as amended.

          "Stock  Option Plan" shall mean the 2004  Long-Term  Incentive  Option
Plan of  Purchaser,  in the form  attached  hereto as Exhibit F, approved by the
Board of  Directors  of  Purchaser  on or before the Closing and  providing  for
386,094,320  shares of Common Stock of Purchaser to be reserved for the issuance upon  exercise  of stock  options  and  other  stock-based  awards  to be issued thereunder to directors,  officers,  employees and  consultants of the Purchaser and/or the Surviving Corporation.

                                        5

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CUSIP No. 884098 10 4              13D            Page 18 of 80 Pages
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          "Stockholder  Representative"  shall  mean  GVI  Acquisition,  LLC,  a
California limited liability company.

          "Stockholders" shall mean the stockholders of GVI immediately prior to the Effective Time.

          "Subsidiary"  shall mean with  respect to any  specified  Person,  any other  Person (a) whose  board of  directors  or similar  governing  body,  or a majority thereof,  may presently be directly or indirectly  elected or appointed by such specified Person,  (b) whose management  decisions and corporate actions are  directly or  indirectly  subject to the present  control of such  specified
Person,  or (c) whose voting securities or equity securities are more than fifty percent (50%) owned, directly or indirectly, by such specified Person.

          "Surviving  Corporation"  shall have the  meaning set forth in Section
2.1.

          t 12 "Taxes" shall mean all taxes, charges,  fees, imposts,  levies or
other  assessments,   including,  without  limitation,  all  net  income,  gross receipts,  capital,  sales, use, ad valorem, value added,  transfer,  franchise, profits, inventory,  capital stock, license,  withholding,  payroll, employment, social security,  unemployment,  excise, severance, stamp, occupation,  property and estimated taxes, customs duties,  fees,  assessments and charges of any kind whatsoever,  together with any interest and any penalties,  fines,  additions to tax or additional amounts imposed by any Governmental Body and shall include any transferee liability in respect of Taxes.

          "Tax  Returns"  means any  federal,  state,  local or foreign  return,
report,   information  return  or  other  document  (including  any  related  or supporting information) filed or required to be filed with any Governmental Body in connection with the  determination,  assessment or collection of any Taxes or the  administration  of any laws,  regulations  or  administrative  requirements relating to any Taxes.

          "Third  Party" shall mean a Person who or which is neither a Party nor an Affiliate of a Party.

          "Transaction  Documents" shall mean the Registration  Rights Agreement between Purchaser and the Stockholders.

          1.2  References  to  Dollars.  References  to  dollars  or "$" in this
Agreement shall mean United States dollars.

2. THE MERGER

          2.1 The Merger.  Upon the terms and subject to the conditions  hereof, and in accordance with the provisions of the DGCL, Purchaser Subsidiary shall be merged with and into GVI as soon as practicable  following the  satisfaction  or waiver of the  conditions  set forth in Articles 6 and 7 hereof.  Following  the
Merger,  GVI  shall  continue  as  the  surviving  corporation  (the  "Surviving
Corporation")  under its current name and shall continue its existence under the laws of the State of Delaware and the separate existence of Purchaser Subsidiary shall thereupon  cease.  Without  limiting the generality of the foregoing,  and subject  thereto,  at the  Effective  Time,  by virtue of the Merger and without further act or deed, all properties,  rights, privileges,  powers and franchises of GVI and Purchaser Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of GVI and Purchaser Subsidiary shall
become  the  debts,  liabilities,   obligations  and  duties  of  the  Surviving
Corporation.

                                        6

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          2.2 Consummation of the Merger and Effective Time. The Merger shall be effected by the filing of a certificate of merger with the Secretary of State of the  State  of  Delaware  in the  form  of  Exhibit  A to  this  Agreement  (the
"Certificate  of  Merger"),  pursuant  to Section  251 of the DGCL.  The Parties hereto  shall take all such other and further  actions as may be required by Law to make the Merger effective.

          2.3 Conversion or Cancellation of Shares.  The manner of converting or canceling  shares  of GVI or  Purchaser  Subsidiary  in the  Merger  shall be as follows. At the Effective Time,

               2.3.1 The shares of GVI's common stock, $.001 par value (the "GVI
Shares"),  issued and outstanding immediately prior to the Effective Time, other than the GVI Shares held in the  treasury of GVI shall,  by virtue of the Merger and without any action on the part of the holders thereof, be converted into the right to  receive  the  Merger  Consideration.  All GVI  Shares by virtue of the
Merger and  without  any  action on the part of the  holders  thereof,  shall no longer be  outstanding  and shall be  canceled  and  retired  and shall cease to exist.  The holders of  certificates  representing  GVI Shares shall  thereafter cease to have any rights with  respect to such GVI  Shares,  except the right to receive the Merger Consideration upon the surrender of such certificates.

               2.3.2  Each GVI Share  issued  and held in GVI's  treasury  shall cease to be  outstanding,  shall be canceled and retired  without payment of any consideration therefor and shall cease to exist.

               2.3.3 Each share of  Purchaser  Subsidiary's  common  stock,  par value $.001 per share, issued and outstanding immediately prior to the Effective
Time  shall,  by virtue of the Merger and  without any action on the part of the holder thereof, be converted into one fully paid and non-assessable share of the
Surviving Corporation's common stock, par value $.001 per share.

               2.3.4 At the Effective  Time,  each option to purchase  shares of
GVI Common Stock (the "GVI Options") validly issued and outstanding  immediately prior to the Effective Time, whether or not then exercisable, shall by reason of the Merger and without any action from the holder thereof, be converted into the right to receive  options to purchase  shares of  Purchaser  Common  Stock under
Purchaser's  Stock Option Plan (in accordance with this Section 2.3.4),  and the
GVI Options  shall be deemed  cancelled.  As a result of such  conversion,  each former holder of GVI Options  shall  receive  options to purchase such number of shares  of  Purchaser  Common  Stock  set forth  next to such  holder's  name on
Schedule 2 hereto, at the exercise prices set forth on such Schedule.

          2.4 Merger  Consideration.  The "Merger  Consideration" shall mean for each GVI Share,  4.347826  shares of the  Purchaser  Preferred  Stock having the rights and  preferences set forth in the Certificate of Designation of Preferred
Stock attached hereto as Exhibit B. The shares of the Purchaser  Preferred Stock which  constitute the Merger  Consideration  are hereinafter  referred to as the
"Purchaser Shares."

                                        7

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CUSIP No. 884098 10 4              13D            Page 20 of 80 Pages
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          2.5  Certificate  of  Incorporation  and By laws.  The  Certificate of
Incorporation  and the  Bylaws of GVI shall be and  remain  the  Certificate  of
Incorporation and Bylaws of the Surviving Corporation.

          2.6 Directors and Officers.  At the Effective  Time, the directors and officers of Purchaser  and the  Surviving  Corporation  shall be as set forth on
Schedule 2.6.

3. THE CLOSING.

          3.1  Closing.  (a) Unless this  Agreement  shall have been  terminated pursuant to Section 10, a closing of the Merger (the  "Closing") will be held at the offices of Kronish Lieb Weiner & Hellman LLP,  1114 Avenue of the  Americas,
New  York,  New York  10036,  on the date on which the  conditions  set forth in
Sections 6 and 7 shall be satisfied or duly waived (or such other place and date as Purchaser and GVI may agree in writing).

            (b) At the Closing:

                  (1) GVI shall deliver to Purchaser or Purchaser Subsidiary, as applicable,  all documents contemplated by Article 6, to the extent not theretofore delivered.

                  (2) Purchaser or Purchaser  Subsidiary,  as applicable,  shall deliver  to GVI all  documents  contemplated  by  Article 7, to the extent not theretofore delivered.

                  (3) Purchaser shall,  subject to Section 3.2.1 below,  deliver to the Stockholders certificates representing the Purchaser Shares.

          3.2 Issuance of Purchaser Shares.

               3.2.1 At the Effective Time or as soon as practicable thereafter, upon surrender by the  Stockholders of  certificates  evidencing the GVI Shares,
Purchaser shall issue  certificates to each Stockholder,  registered in the name of such  Stockholder  and  bearing  the  legends  set forth in Section  4.23(d), representing the number of Purchaser Shares to which it is entitled  pursuant to
Section 2.4 and such  certificates  previously  evidencing  the GVI Shares shall forthwith be cancelled.

               3.2.2 Prior to the Effective Time, Purchaser shall have the right to establish  reasonable and/or customary rules, not inconsistent with the terms of this  Agreement,  for the  issuance  and  delivery  of  certificates  for the
Purchaser Shares into which the GVI Shares are converted in the Merger.

                                        8

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CUSIP No. 884098 10 4              13D            Page 21 of 80 Pages
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          3.3 Exchange of Certificates.  If any stock  certificate  representing
Purchaser  Shares is to be issued in a name  other  than that in which the stock certificate (previously  representing GVI Shares) surrendered is registered,  it shall be a condition of exchange that the stock certificate so surrendered shall be properly  endorsed or  otherwise  in proper  form for  transfer  and that the person  requesting  such exchange shall pay any transfer or other taxes required by reason of the exchange with a Person other than the registered  holder of the stock  certificates  surrendered or establish to the reasonable  satisfaction of
Purchaser that such tax has been paid or is not applicable.

4. REPRESENTATIONS AND WARRANTIES OF GVI.

          GVI represents  and warrants to Purchaser and Purchaser  Subsidiary as follows:

          4.1 Organization and Good Standing.

               (a) GVI is a corporation duly organized,  validly existing and in good standing under the laws of the State of Delaware. GVI (i) has all requisite corporate  power to own,  operate  and  lease  its  properties  and carry on its business as the same is now being  conducted  and (ii) is duly  qualified and in good standing as a foreign corporation under the laws of each jurisdiction where the  properties  owned,  leased or operated,  or the  business  conducted by it, require such qualification,  except with respect to any jurisdiction whereby the failure to be so duly  qualified  and in good  standing will not have a Material
Adverse Effect on GVI. Schedule 4.1 sets forth the jurisdictions in which GVI is authorized to do business.

               (b)  Complete   and  correct   copies  of  the   certificate   of
incorporation  and bylaws of GVI as currently  in effect have been  delivered to
Purchaser.  GVI has no  Subsidiaries  nor does it own any equity interest in, or control  directly or  indirectly,  any other  entity.  GVI is not a party to any joint venture or partnership  arrangement.  Since the date of the Recent Balance
Sheet (as defined below), GVI has not assumed by merger, contract, assignment or assumption any liabilities of any other Person.

          4.2 Capitalization of GVI; Title to the GVI Shares.

               (a) The  authorized  capital  stock of GVI  consists of 1,000,000 shares of common stock,  $.001 par value, of which 230,000 shares  (constituting the GVI Shares) are issued and outstanding. All of the GVI Shares have been duly authorized and validly issued and are fully paid and nonassessable,  free of any
Encumbrances.  Except for the GVI Options  and as set forth on Schedule  4.2(a), there are no outstanding subscriptions,  options, rights, warrants,  convertible securities, preemptive rights or other agreements (other than this Agreement) or calls,  demands or  commitments  of any kind relating to the  issuance,  sale or transfer  of any  capital  stock  or other  equity  securities  of GVI,  whether directly  or upon  the  exercise  or  conversion  of other  securities.  GVI has previously  provided  Purchaser  with a true and complete  list of the prices at which  outstanding  GVI  Options  may be  exercised,  the number of GVI  Options outstanding  at each such price and the vesting  schedule of the GVI Options for each  employee  or  consultant  of GVI.  There  are no  outstanding  contractual obligations  of GVI to  repurchase,  redeem or  otherwise  acquire any shares of
GVI's capital stock or to provide funds to, or make any  investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

                                        9

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CUSIP No. 884098 10 4              13D            Page 22 of 80 Pages
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               (b)  Schedule  4.2(b) sets forth (i) the name and address of each
Person owning shares of capital stock of GVI and (ii) the certificate  number of each certificate evidencing shares of capital stock issued by GVI, the number of shares evidenced by each such certificate,  the date of issuance thereof and, in the case of cancellation, the date of cancellation.

               (c) Except as set forth on Schedule  4.2(c),  there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of capital  stock of or any other interests in GVI.

               (d)  Each   Stockholder   owns  the  GVI  Shares  of  record  and
beneficially,   free  and  clear  of  all  Encumbrances.  The  delivery  of  the certificates  representing  the GVI Shares in  accordance  with  Section  3.2 in consideration of the payment of the Merger Consideration  therefor will transfer record and beneficial ownership of, and good and valid title to, the GVI Shares, free and clear of all Encumbrances.

          4.3 Authority  Relative to Agreement.  GVI has all requisite power and
authority,   corporate  or  otherwise,  to  execute,  deliver  and  perform  its obligations under this Agreement and the Transaction  Documents to which it is a party and has taken all action  necessary,  corporate or otherwise,  in order to execute and deliver this Agreement and the other Transaction  Documents to which it is a party and to consummate the Contemplated  Transactions,  including,  but not limited to,  obtaining  all  required  Board of  Directors  and  stockholder approvals.  This  Agreement has been duly executed and delivered by GVI. Each of this Agreement and the other Transaction  Documents constitute valid and binding obligations  of GVI,  enforceable  against  GVI  and in  accordance  with  their respective terms, subject to laws relating to bankruptcy, insolvency, fraudulent conveyance,  reorganization,  moratorium,  marshaling or other laws and rules of law  affecting  the  enforcement  generally  of  creditors'  rights and remedies
(including  such as may deny giving effect to waivers of debtors' or guarantors'
rights).

          4.4 Absence of Conflict.  Neither the  execution  and delivery of this
Agreement  and the  other  Transaction  Documents  nor the  consummation  of the
Contemplated Transactions will (a) violate, conflict with, result in a breach or termination of,  constitute a default under or give rise to a right to terminate or accelerate  (or an event which,  with notice or lapse of time or both,  would constitute the same) (i) any agreement,  commitment,  deed of trust,  indenture, lease,  mortgage or other  instrument to which GVI is a party or by which any of its  properties or assets is bound,  (ii) the  certificate of  incorporation  or bylaws  of GVI or (iii)  any  Law,  order of a  Governmental  Body or any  other restriction of any kind or character  applicable to GVI or any of its properties or assets,  or (b) result in the creation or imposition of any Encumbrance  upon any  properties  or assets of GVI under any agreement or commitment to which GVI is a party or by which GVI or its properties or assets may be bound.

          4.5 Consents and  Approvals;  Effect of Change in Control.  Except for
the filing of a  Certificate  of Merger as  provided  in Section  2.2 and as set forth in Schedule 4.5, no consent, waiver, registration,  certificate, approval, grant, franchise, permit, license, exception or authorization of, or declaration or filing  with,  or notice or report to, (a) any  Governmental  Body or (b) any other  Person  (including,  but not limited to, any party to a Contract or other agreement or commitment of GVI) (collectively,  the "Approvals"), is required in connection with the execution,  delivery or performance of this Agreement or the consummation of the Contemplated Transactions by GVI, other than Approvals which have already been obtained.

                                       10

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          4.6 Financial Statements.

               (a) GVI has delivered to Purchaser the unaudited balance sheet of
GVI as at  September  30,  2003 (the  "Recent  Balance  Sheet")  and the related unaudited statements of income and retained earnings,  and cash flows of GVI for the  three-month  period then ended,  and the audited balance sheet of GVI as at
June 30,  2003  and the  related  audited  statements  of  income  and  retained earnings, and cash flows of GVI for the twelve-month period then ended, together with  the  report  thereon  of  Weaver  &  Tidwell,  L.L.P.  (collectively,  the
"Financial  Statements").  The  Financial  Statements  were  prepared  from  the respective  books and records of GVI, have been prepared in accordance with GAAP consistently applied throughout the periods indicated, and fairly present in all material respects the financial  position,  results of operations and cash flows of GVI as at the respective  dates thereof and for the periods therein  referred to, subject in the case of the interim financial  statements,  to the absence of footnotes and for normal, year-end adjustments.

               (b) GVI does not have any  liabilities  or  obligations  (whether known or unknown, absolute,  accrued, contingent or otherwise and whether due or to become due) that were not fully  reflected or reserved  against in the Recent
Balance Sheet, except for non-material  liabilities and obligations  incurred in the ordinary course of business and consistent with past practice since the date thereof.  To the knowledge of GVI, the reserves  reflected in the Recent Balance
Sheet are adequate,  appropriate  and reasonable and are in accordance with GAAP consistently applied.

               (c) Since the date of the Recent Balance Sheet, there has been no material  adverse  change in the business,  operations,  financial  condition or prospects of GVI or any event, condition or contingency that could reasonably be expected to have a Material Adverse Effect.

               (d)  The  accounts  receivable  of GVI  reflected  in the  Recent
Balance Sheet  constitute  valid and  enforceable  claims arising from bona fide transactions  in the ordinary course of business.  GVI has not received  written notice of any  counterclaims  or setoffs  against such accounts  receivable  for which reserves have not been established in accordance with GAAP. There has been no material  adverse  change since the date of the Recent  Balance  Sheet in the amount of  accounts  receivable  or other debts due GVI or the  allowances  with respect  thereto,  or accounts payable of GVI, from that reflected in the Recent
Balance Sheet.

          4.7 Title to Property; Sufficiency; Encumbrances.

               (a) GVI has never owned any real property or any interest in real property.

               (b) Except as  disclosed in Schedule  4.7(b),  GVI leases or owns all the  properties  and assets used in the conduct of its  business  and,  with respect to contract  rights,  is a party to and enjoys the right to the benefits of all contracts,  agreements and other  arrangements used by GVI in the conduct of its  business  (all such  properties,  assets and  contract  rights being the
"Assets").  GVI has good and  marketable  title  to,  or,  in the case of leased
Assets,  valid and subsisting  leasehold  interests in, all the Assets, free and clear of all Encumbrances,  except for Permitted  Encumbrances.  As used herein,
"Permitted Encumbrances" means (i) those Encumbrances disclosed in the Financial
Statements  or the notes  thereto;  (ii)  statutory  liens for current  taxes or assessments  not yet due or  delinquent  or the  validity  of  which  are  being contested  in good  faith by  appropriate  proceedings  and for  which  adequate reserves are reflected on the Recent Balance Sheet; and (iii) those Encumbrances disclosed on Schedule 4.7.

                                       11

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               (c) All the Assets are in good  operating  condition  and repair, reasonable  wear and tear excepted,  and are suitable for the purposes for which they are used.

               (d) Following the consummation of the Contemplated  Transactions, the Surviving  Corporation will continue to own, pursuant to good and marketable title,  or lease,  under valid and subsisting  leases,  or otherwise  retain its respective  interest  in,  the Assets  without  incurring  any  penalty or other adverse  consequence,  including,  without limitation,  any increase in rentals, royalties,  or licenses or other fees  imposed as a result of, or arising  from, the consummation of the  Contemplated  Transactions.  Immediately  following the
Effective Time, the Surviving  Corporation  shall own and possess all documents, books,  records,  agreements  and financial  data of any sort used by GVI in the conduct of its business.

          4.8 Leased Property.  Schedule 4.8 sets forth a true and complete list of each lease under which GVI is a lessee or lessor (each,  a "Lease").  GVI has delivered to Purchaser complete and correct copies of each such Lease. Each such
Lease is a valid and binding  obligation of GVI,  enforceable in accordance with its terms, is in full force and effect, and except as set forth on Schedule 4.8, upon consummation of the Contemplated Transactions, will continue to entitle the
Surviving  Corporation  to the use and  possession of the property  specified in such lease for the purposes for which such property is now being used by GVI.

          4.9  Intellectual  Property  Rights.  GVI  owns,  or  is  licensed  or otherwise  has the valid rights to use, all  Intellectual  Property  used in the conduct of its business.  Schedule 4.9 contains an accurate and complete list of all material (a) Intellectual  Property owned by GVI, (b) Intellectual  Property licensed to GVI, including a list of all Contracts related thereto, (c) licenses granted by GVI to others to use GVI's Intellectual Property, including a list of all Contracts  related  thereto (in each case  excluding  licenses  available in
consumer  retail  stores  or  subject  to  "shrink-wrap"   license   agreements)
(collectively, the "GVI Intellectual Property"). Except as set forth in Schedule
4.9, GVI owns all right, title and interest in and to the Intellectual  Property owned  by  it,  free  and  clear  of  any  Encumbrances,  other  than  Permitted
Encumbrances.  Except  as set  forth  in  Schedule  4.9,  GVI has the  sole  and exclusive  right to use the GVI  Intellectual  Property  licensed to it, and the consummation of the Contemplated  Transactions will not alter or impair any such rights.  No claims have been asserted by any Person  challenging  or questioning the  validity or  effectiveness  of any  licenses or  agreements  related to the
Intellectual  Property licensed by, or licensed to, GVI, and to the knowledge of
GVI,  there is no valid basis for any such claim.  To the  knowledge of GVI, the use by GVI of any Intellectual Property owned or licensed to it does not violate or infringe the rights of any Person.  To the knowledge of GVI,  neither GVI nor any other Person is in default under any license or other agreement  relating to any GVI Intellectual  Property,  and all such licenses and agreements are valid, in full force and  effect and  enforceable.  GVI has taken  reasonable  steps to safeguard and maintain the secrecy and  confidentiality  of, and its proprietary rights in, the GVI  Intellectual  Property.  No  present or former  employee  or consultant  of GVI owns or has any  proprietary,  financial  or other  interest, direct or indirect (other than through ownership of GVI Shares),  in whole or in part, in any GVI Intellectual  Property.  Schedule 4.9 lists all confidentiality and non-disclosure agreements to which GVI is a party.

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          4.10  Litigation.  There is no  action,  suit,  inquiry,  arbitration, proceeding  or  investigation  by or before  any court or  Governmental  Body or arbitration pending or, to the knowledge of GVI, threatened against or involving
GVI or the  Assets  or  which  questions  or  challenges  the  validity  of this
Agreement or the Contemplated Transactions,  and GVI has not received any notice of any event or occurrence which could result in any such action, suit, inquiry, proceeding  or  investigation  nor, to the  knowledge of GVI, is there any valid basis for any such action, suit, inquiry, proceeding or investigation.

          4.11 Tax Matters.

               (a) GVI has timely  (having  regard to all  applicable  extension periods) filed all federal,  state,  local and foreign Tax Returns and other Tax reports  required  to be filed  by it,  and has  timely  (having  regard  to all applicable  extension  periods) paid all Taxes that have become due and payable, whether or not so shown on any such return or report, except such amounts as are set forth on Schedule  4.11(a) and are being  contested  diligently  and in good faith.  GVI has not received any notice of, nor does it have any  knowledge  of, any deficiency, assessment or audit, or proposed deficiency, assessment or audit from any  Governmental  Body that could affect or result in the imposition of an
Encumbrance,  other than a Permitted Encumbrance,  upon the Assets or create any transferee or other liability upon Purchaser.

               (b) Within the past three (3) years,  no claim has been made by a
Governmental  Body of any  jurisdiction  in which GVI does not file Tax  Returns that GVI is or may be subject to taxation by that jurisdiction in respect of the
Assets or the business of GVI.

               (c) GVI  (i)  has  not  agreed  to or is  required  to  make  any adjustment  pursuant  to  Section  481(a)  of the Code by  reason of a change in accounting  method initiated by GVI, (ii) is not aware of any such adjustment or change in accounting method proposed by the Internal Revenue Service,  and (iii)
does not have an  application  pending  with any  Governmental  Body  requesting permission for any change in accounting method.

               (d) Except as set forth on  Schedule  4.11(d),  GVI does not have and has not had, either (i) a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country,  or (ii) a business activity in any country other than the
United  States  that would  subject it to a Tax in such  country  that would not apply to a United States person without a business activity in such country.

          4.12  Absence  of Certain  Changes  or  Events.  Since the date of the
Recent  Balance  Sheet,  except as set forth in Schedule 4.12, GVI has conducted its business only in the ordinary  course  consistent with past practice and has not:

               (a)  declared or paid any  dividend or made any other  payment or distribution in respect of its capital stock;

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               (b) purchased,  redeemed,  issued,  sold or otherwise acquired or disposed  of,  either  directly  or  indirectly,  any of its  capital  stock  or reclassified,  split or otherwise changed any of its capital stock or granted or entered into any options,  warrants,  puts or calls or other rights to purchase, sell or convert any obligation into any of, its capital stock;

               (c) paid,  discharged or satisfied any Encumbrance (other than an
Encumbrance then required to be paid, discharged or satisfied), claim, liability or obligation (whether fixed, accrued,  contingent or otherwise,  whether due or to become due),  other than a claim,  liability or obligation  that is a current liability  shown on the Recent  Balance Sheet or incurred  since the date of the
Recent  Balance Sheet in the ordinary  course of business  consistent  with past practice;

               (d)  canceled  or  compromised  any debt or  claim,  or waived or released any material  right,  other than  adjustments in the ordinary course of business which, in the aggregate, are not material;

               (e)  sold,  assigned,  transferred,  conveyed,  leased,  pledged, encumbered  or  otherwise  disposed  of any of its  Assets  (real  or  personal, tangible or  intangible)  except in the ordinary  course of business  consistent with past practice.

               (f)  transferred or granted any right under,  or entered into any settlement  regarding the breach or infringement of, any  Intellectual  Property right, or modified any existing right with respect thereto;

               (g) made or granted  any  general  increase  in the  compensation
(whether salary, commission, bonus, benefits (retirement, severance or other) or other direct or indirect  remuneration)  of any of GVI's  employees  (other than individual  increases  which  were  generally  consistent  in amount  with GVI's historical  practices),  or made or granted any increase in the  compensation of the officers of GVI, or entered into any employment, severance, bonus or similar agreement with any employee of GVI;

               (h) changed  accounting  methods  other than in  accordance  with
GAAP;

               (i)  received  any  notice  of  termination  of any  Contract  or suffered any damage, destruction or loss adversely affecting GVI's Assets;

               (j) made any capital expenditures or additions to property, plant or  equipment  or  acquired  of any other  property  or assets  (other  than raw materials and supplies) at a cost in excess of $25,000  individually  or $50,000 in the aggregate;

               (k) incurred or assumed any  indebtedness  for money  borrowed or guarantied any indebtedness or other obligation of another Person;

               (l) suffered any Material Adverse Effect; or

               (m)  agreed  or  otherwise  committed,   whether  in  writing  or
otherwise,  to do, or taken any action or omitted to take any action  that would result in, any of the foregoing.

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          4.13 Employee Benefits; Executive Officers; Labor.

               (a) No  employees  of GVI are  covered by  collective  bargaining agreements  or are  members of unions.  Schedule  4.13(a)  sets forth a true and complete list of (i) all written  employment and consulting  agreements to which
GVI is a party, indicating those which will terminate at the Effective Time; and
(ii)  all  written  executive   compensation   plans,  bonus  plans,   incentive
compensation plans, deferred compensation plans or agreements,  employee pension plans or  retirement  plans,  employee  profit  sharing  plans,  employee  stock purchase plans, group life insurance,  hospitalization  insurance,  severance or other  employee  benefit plans (as defined in Section 3(3) of ERISA) of GVI (the
"Plans")  providing  for benefits for any  employees of GVI.  There are no other binding plans or  commitments  of the type  referred to in this Section  4.13(a)
which are not reduced to writing,  and GVI has no  agreement  or  commitment  to create any additional such Plan. GVI has no unfunded obligations relating to the
Plans. To the extent applicable,  the Plans comply in all material respects with
ERISA.

               (b) Schedule  4.13(b)  includes a true and  complete  list of all officers or other  employees  of GVI and the  compensation  (including  bonuses, incentives and similar compensation)  received by each. To the knowledge of GVI, no past or present  officer  or other  executive  employee  of GVI has ever been indicted,  tried or convicted of a criminal felony.  To the knowledge of GVI, no officer or other employee of GVI is in violation of (a) any material term of any employment agreement,  non-disclosure  agreement,  noncompete agreement or other similar  agreement with any previous  employer (and to the knowledge of GVI, the employment of such employee by Surviving Corporation,  Purchaser or any of their
Affiliates  will not result in a  violation  of any such  agreement)  or (b) any obligation  binding on such employee which would prohibit the use of information obtained from such employee which GVI has used.

               (c) Neither the execution and delivery of this  Agreement nor the consummation of any of the Contemplated Transactions will entitle any current or former employee of GVI to severance pay or other similar payment,  or accelerate the time of  payment or  increase  the  amount of  compensation  due to any such employee or former  employee.  To the knowledge of GVI, GVI has no threatened or pending labor disputes with any of its employees.

          4.14 Insurance;  Claims.  Schedule 4.14 sets forth a true, correct and complete list of all insurance  policies of any kind or nature  maintained by or on behalf of GVI and relating to its business and/or assets, indicating the type of coverage, name of insured, name of insurance carrier or underwriter,  premium thereon,  policy limits and expiration  date of each policy.  All such insurance policies are in full force and effect, and GVI is not in default with respect to its obligations under any such insurance policy, except with respect to any such default which would not cause a Material Adverse Effect on GVI, and no notice of cancellation  or termination  has been received with respect to any such policy.
GVI has  delivered to Purchaser  complete and correct  copies of such  insurance policies (together with all riders and amendments thereto).

          4.15  Contracts  and  Commitments.  Schedule  4.15  contains  a  true, complete  and  accurate  list of each of the  following  written,  and to  GVI's knowledge, oral, contracts,  agreements,  understandings or other obligations to which  GVI is a party or by which  any of its  assets  or  properties  are bound
(together with each of the agreements disclosed on Schedule 4.8, 4.9 and 4.13, a
"Contract"):

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               (a)  all  rental  or  use  agreements,  contracts,  covenants  or obligations which may involve the payment by or to GVI of more than $25,000;

               (b) any contract, agreement, commitment or obligation to make any capital expenditures in excess of $25,000;

               (c) contracts, agreements,  commitments or other obligations with any Person  containing any provision or covenant  limiting the ability of GVI to engage in any line of  business  or to  compete  with or to obtain  products  or services  from any Person or limiting  the ability of any Person to compete with or to provide products or services to, or obtain products or services from, GVI, or covering  indemnification of another Person other than in the ordinary course of business;

               (d)  any   profit-sharing   or   similar   contract,   agreement,
understanding or obligation with any Person;

               (e) contracts, agreements,  commitments or other obligations with respect  to the  purchase  or  sale  by or to GVI  of  any  product,  equipment, facility,  or  similar  item  that by their  respective  terms do not  expire or terminate  or are not  terminable  by GVI,  without  penalty,  premium  or other liability  within 30 days or may  involve  the payment by or to GVI of more than
$25,000;

               (f)  license,  royalty,   franchise,   distributorship,   dealer,
service,  sales agency,  consulting,  advisory,  public relations or advertising contracts, agreements, commitments or other obligations;

               (g) contracts,  agreements,  commitments or other  obligations to provide  services or facilities by or to GVI or to or by another Person which is not terminable by GVI within 30 days without penalty, premium or other liability or involving payment by GVI or the other Person of more than $25,000;

               (h)  all  other  contracts,  agreements,  commitments,  or  other obligations  whether or not made in the ordinary course of business which either
(i) may  involve  the  expenditure  by GVI of funds in  excess  of  $25,000  per commitment (or under a group of similar commitments), or (ii) are not terminable within 30 days from the date hereof without penalty, premium or other liability, or are otherwise material to GVI;

               (i) contracts, agreements,  commitments or other obligations with any Person requiring  indemnification by GVI of another Person other than in the ordinary course of business; or

               (j)  all  other  contracts,  agreements,  commitments,  or  other obligations  of any kind that  involve  or relate to any  Stockholder,  officer, director, employee or consultant of GVI or any Affiliate or relative thereof.

          4.16 Status of  Agreements.  All Contracts to which GVI is a party are in full force and effect and constitute valid and binding obligations of GVI and to the knowledge of GVI, are binding on the other parties thereto.  There are no existing  defaults (or events which, with notice or lapse of time or both, would constitute a default) by GVI,  except with respect to any default that would not cause a Material Adverse Effect on GVI, or any other party  thereunder,  and GVI has not received  notice of any claim by another  party to any Contract that GVI is in default thereunder.

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          4.17 Compliance with Law.

               (a) Schedule 4.17(a) is a true and complete list of each license, permit,  order,  authorization or approval of Governmental  Bodies  ("Licenses")
held or obtained by GVI in  connection  with the business  conducted by GVI. The operations  of GVI have been  conducted in all material  respects in  accordance with all applicable laws, regulations and other requirements of all Governmental
Bodies having jurisdiction over GVI (collectively  "Laws"). GVI has not received any notification of any asserted present or past failure to comply with any such
Laws.  GVI has all Licenses  required for the conduct of GVI's  business,  other than any such  License the failure of which to hold or obtain  would not cause a
Material Adverse Effect on GVI, and GVI is not in violation of any such License.
All such Licenses are in full force and effect and no suspension or cancellation thereof has been threatened.

               (b) To the  knowledge  of GVI,  (i) it is not in violation of any applicable  Environmental Law, and (ii) no material  expenditures are or will be required  in order to comply  with any such  applicable  Environmental  Law.  No
Hazardous  Materials are used or have been used,  stored,  or disposed of by GVI or, to GVI's  knowledge,  by any other Person on any property  owned,  leased or used by GVI.

          4.18  Transactions  with  Related  Parties.  Except  as  disclosed  in
Schedule 4.18, GVI is not a party to any contract, lease, license, commitment or arrangement,  written or oral, which, were GVI a "Registrant" under the Exchange
Act,  would be  required  to be  disclosed  pursuant  to Item  404(a)  or (c) of
Regulation S-K as promulgated by the SEC, and there are no loans  outstanding to or from any Person specified in Item 404(a) of Regulation S-K from or to GVI.

          4.19 Bank  Accounts.  Schedule  4.19 sets  forth a true,  correct  and complete  list of the names  and  addresses  of all  banks  and other  financial institutions in which GVI maintains an account,  deposit or safe-deposit  box or lockbox  account,  together with the names of all Persons  authorized to draw on such accounts or deposits or to have access to such boxes.

          4.20 No  Guaranties.  None of the  obligations  or  liabilities of GVI incurred in  connection  with the  operation of its business is guaranteed by or subject to a similar  contingent  obligation  of any other  Person.  GVI has not guaranteed or become  subject to a similar  contingent  obligation in respect of the  obligations or  liabilities  of any other Person.  There are no outstanding letters of credit,  surety  bonds or  similar  instruments  of GVI or any of its
Affiliates.

          4.21 Records. The books of account, corporate records and minute books of GVI are complete and correct in all material respects.  Complete and accurate copies of all such books of account,  corporate  records and minute books and of the stock register of GVI have been provided to Purchaser.

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          4.22 No Brokers or Finders. GVI has not, and its Affiliates, officers, directors or employees  have not,  employed any broker or finder or incurred any liability for any brokerage or finder's fee or commissions or similar payment in connection with any of the Contemplated Transactions.

          4.23 Investment Representations.

               (a) For the purpose of this  Section  4.23,  the term  "Purchaser
Shares" shall  include any  securities  into which the  Purchaser  Shares may be exchanged or converted.

               (b) GVI  has  informed  each of the  Stockholders  (i)  that  the
Purchaser  Shares to be issued to such  Stockholder  pursuant to this  Agreement have not been registered for sale under any federal or state securities laws and that such  Purchaser  Shares  are  being  offered  and sold to such  Stockholder pursuant to an exemption  from  registration  provided under Section 4(2) of the
Securities  Act, (ii) that such  Stockholder is acquiring such Purchaser  Shares for such Stockholder's own account for investment purposes and without a view to any distribution thereof,  (iii) that Purchaser intends to rely on a certificate signed by each  Stockholder  containing the  representations  and warranties set forth in Exhibit C hereto for purposes of claiming such exemption, and (iv) that such Stockholder must bear the economic risk of the investment in such Purchaser
Shares for an indefinite  period of time as such Purchaser Shares cannot be sold unless  subsequently  registered  under  such laws or unless an  exemption  from registration is available.

               (c) Each  Stockholder  is an  "accredited  investor"  within  the meaning of Rule 501 of Regulation D under the Securities Act.

               (d) GVI agrees that the  certificates  evidencing  the  Purchaser
Shares shall bear the following legend:

     "THESE  SECURITIES  HAVE NOT BEEN  REGISTERED  UNDER THE  SECURITIES ACT OF
     1933,  AS  AMENDED.  THEY MAY NOT BE SOLD,  OFFERED  FOR SALE,  PLEDGED  OR
     HYPOTHECATED  IN THE  ABSENCE OF A  REGISTRATION  STATEMENT  IN EFFECT WITH
     RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION FROM  REGISTRATION
     UNDER SUCH ACT."

          4.24 Tax Reporting.  Consistent with the intent of the parties hereto,
GVI  shall  treat,  and  cause  its  Affiliates  to so  treat,  the  Merger as a reorganization under Section 368(a)(1)(A) by reason of Section 368(a)(2)(E) with respect to all Tax Returns, to the extent consistent with Law.

          4.25  Disclosure.  No  representations  or  warranties  by GVI in this
Agreement and no statement contained in any schedules,  exhibits or certificates furnished or to be furnished by GVI or any Stockholder to Purchaser or Purchaser
Subsidiary or any of their  representatives  pursuant to the provisions  hereof, contains or will contain any untrue  statement of material fact or omits or will omit to state any material fact necessary,  in light of the circumstances  under which it was  made,  in  order to make the  statements  herein  or  therein  not misleading.  Documents delivered or to be delivered by GVI or any Stockholder to
Purchaser or Purchaser Subsidiary pursuant to this Agreement are or will be true and complete copies of what they purport to be.

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5. REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PURCHASER SUBSIDIARY

          Purchaser and Purchaser Subsidiary hereby represent and warrant to GVI as follows:

          5.1  Organization  and Good Standing.  Each of Purchaser and Purchaser
Subsidiary  is a  corporation  duly  organized,  validly  existing  and in  good standing  under  the  laws  of the  State  of  Delaware.  Purchaser  (i) has all requisite  corporate power to own, operate and lease its properties and carry on its business as the same is now being  conducted and (ii) is duly  qualified and in good standing as a foreign  corporation  under the laws of each  jurisdiction where the properties owned, leased or operated,  or the business conducted by it require such qualification,  except with respect to any jurisdiction whereby the failure to be so duly  qualified  and in good  standing will not have a Material
Adverse Effect on Purchaser or Purchaser Subsidiary. Complete and correct copies of the  certificate  of  incorporation  and bylaws of  Purchaser  and  Purchaser
Subsidiary  as  currently  in effect  have been  delivered  to GVI.  Other  than
Purchaser Subsidiary, Purchaser has no Subsidiaries.

          5.2  Capitalization of Purchaser.  (a) The authorized capital stock of
Purchaser consists of (i) 20,000,000 shares of common stock, par value $.001 per share,  of which  10,204,637  shares are issued and  outstanding  as of the date hereof, and (ii) 3,000,000 shares of preferred stock, par value $.001 per share, of which  (w)  1,148,800  shares  have  been  designated  Series  A  Convertible
Preferred  Stock of which 1,148,799 are issued and  outstanding,  (x) 200 shares have been  designated  Series B Convertible  Preferred  Stock,  all of which are issued and  outstanding,  (y) 10,000 have been  designated  Series D Convertible
Preferred Stock, all of which are issued and outstanding, and (z) 1,000,000 have been designated  Series E Convertible  Preferred Stock, none of which are issued and  outstanding.  Except  as  set  forth  on  Schedule  5.2(a),  there  are  no outstanding  subscriptions,  options, rights, warrants,  convertible securities, preemptive  rights or other  agreements  (other than this  Agreement)  or calls, demands or commitments of any kind relating to the issuance, sale or transfer of any capital stock or other equity  securities of Purchaser,  whether directly or upon the exercise or conversion of other  securities.  There are no  outstanding contractual obligations of Purchaser to repurchase,  redeem or otherwise acquire any shares of  Purchaser's  capital  stock or to  provide  funds to, or make any investment (in the form of a loan,  capital  contribution  or otherwise) in, any other Person.

               (b)  All  of the  issued  and  outstanding  shares  of  Purchaser
Subsidiary are owned by Purchaser.  All of the Purchaser  Shares to be issued to the  Stockholders  in  the  Merger  will,  as of the  Effective  Time,  be  duly authorized and validly issued, fully paid and nonassessable.

          5.3 Authority  Relative to Agreement.  Each of Purchaser and Purchaser
Subsidiary, as applicable,  has all requisite power and authority,  corporate or otherwise,  to  execute,  deliver  and  perform  their  obligations  under  this
Agreement  and the  Transaction  Documents  and has taken all action  necessary, corporate or otherwise,  in order to execute and deliver this  Agreement and the other  Transaction  Documents and to consummate the  Contemplated  Transactions.
This  Agreement  has been duly executed and delivered by Purchaser and Purchaser
Subsidiary.  Each of this Agreement and the other Purchaser Documents constitute valid  and  binding  obligations  of  Purchaser  and  Purchaser  Subsidiary,  as applicable, enforceable against Purchaser and Purchaser Subsidiary in accordance with their respective terms, subject to laws relating to bankruptcy, insolvency, fraudulent conveyance, reorganization,  moratorium, marshaling or other laws and rules of law  affecting  the  enforcement  generally  of  creditors'  rights and remedies  (including  such as may deny  giving  effect to waivers of debtors' or guarantors' rights).

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          5.4 Absence of Conflict.  Neither the  execution  and delivery of this
Agreement and the other Documents to which it is a party nor the consummation of the  Contemplated  Transactions  will (a) violate,  conflict  with,  result in a breach or termination of,  constitute a default under or give rise to a right to terminate  or  accelerate  (or an event  which,  with notice or lapse of time or both, would constitute the same) (i) any agreement,  commitment,  deed of trust, indenture,  lease, mortgage or other instrument to which Purchaser is a party or by which any of its  properties  or assets is  bound;  (ii) the  certificate  of incorporation or bylaws of Purchaser and Purchaser  Subsidiary or (iii) any Law,
order of a Governmental  Body or any other  restriction of any kind or character applicable to Purchaser or any of its properties or assets, or (b) result in the creation or  imposition  of any  Encumbrance  upon any  properties  or assets of
Purchaser or Purchaser  Subsidiary  under any  agreement or  commitment to which
Purchaser or Purchaser  Subsidiary is a party or by which Purchaser or Purchaser
Subsidiary or their respective properties or assets may be bound.

          5.5 No Brokers or Finders.  Purchaser  and Purchaser  Subsidiary  have not, nor have any of their officers, directors or employees, employed any broker or finder or  incurred  any  liability  for any  brokerage  or  finder's  fee or commissions  or  similar  payment  in  connection  with any of the  Contemplated
Transactions.

          5.6 SEC Documents: Financial Statements.

               (a) As of their  respective  filing dates (i) each  quarterly and other report and registration  statement  (without  exhibits) filed by Purchaser with the SEC since January 1, 2002 (the "Purchaser SEC Documents"),  complied in all material respects with the applicable  requirements of the Securities Act or the  Exchange  Act,  as the case  may be,  and (ii)  none of the  Purchaser  SEC
Documents  contained any untrue statement of a material fact or omitted to state a  material  fact  required  to be  stated  therein  or  necessary  to make  the statements made therein,  in light of the circumstances in which they were made, not misleading.  The financial statements of Purchaser included in the Purchaser
SEC Documents (the "Purchaser  Financial  Statements")  comply as to form in all material respects with applicable accounting requirements and with the published rules and  regulations  of the SEC with respect  thereto,  have been prepared in conformity  with GAAP  consistently  applied  (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by the  rules and  regulations  of the SEC) and  present  fairly,  in all  material respects, the financial position of Purchaser and its consolidated  subsidiaries at the dates thereof and the  consolidated  results of their operations and cash flows for the periods then ended (subject,  in the case of unaudited statements, to normal, recurring and certain non-recurring audit adjustments).

               (b)  Purchaser  does  not  have any  liabilities  or  obligations
(whether  known or unknown,  absolute,  accrued,  contingent  or  otherwise  and whether due or to become due) that were not fully reflected or reserved  against in its recent  balance  sheet dated as of  September  30,  2003  included in the
Purchaser  Financial  Statements (the  "Purchaser  Balance  Sheet"),  except for non-material  liabilities  and  obligations  incurred in the ordinary  course of business and consistent  with past practice since the date thereof,  liabilities and obligations incurred in connection with the Contemplated  Transactions,  and the  Accounting  Fees to be paid prior to Closing  pursuant to Section  7.9. The
reserves   reflected  in  such  balance  sheet  are  in  accordance   with  GAAP
consistently applied.

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               (c) Since the date of the Purchaser Balance Sheet,  Purchaser has not had any  operations,  and there has been no material  adverse  change in the financial  condition  or  prospects  of  Purchaser  or any event,  condition  or contingency  that could reasonably be expected to have a Material Adverse Effect on Purchaser.

          5.7 Litigation.  Except as disclosed in the Purchaser SEC Documents or in  Schedule  5.7  hereto,  there  is no  action,  suit,  inquiry,  arbitration, proceeding  or  investigation  by or before  any court or  Governmental  Body or arbitration  pending or, to the  knowledge of Purchaser,  threatened  against or involving  Purchaser or its assets or which questions or challenges the validity of this  Agreement  or the  Contemplated  Transactions,  and  Purchaser  has not
received  any notice of any event or  occurrence  which could result in any such action,  suit,  inquiry,  proceeding or  investigation  nor, to the knowledge of
Purchaser,  is there  any  valid  basis  for any  such  action,  suit,  inquiry, proceeding or investigation.

          5.8 Tax Matters.  Except as set forth on Schedule  5.8,  Purchaser has filed all  federal,  state,  local and foreign Tax Returns and other Tax reports required  to be filed by it.  Except  for Tax  payments  required  to be made by
Purchaser  with  California  Governmental  Bodies  described  on  Schedule  5.8,
Purchaser has paid all Taxes that have become due and payable, whether or not so shown on any such  return  or  report.  Except  as set  forth on  Schedule  5.8,
Purchaser does not have any knowledge of, any  deficiency,  assessment or audit, or proposed  deficiency,  assessment  or audit from any  Governmental  Body that could affect or result in the  imposition of a Lien upon the assets of Purchaser or create any transferee or other liability upon Purchaser.

          5.9  Absence  of  Certain  Changes  or  Events.  Since the date of the
Purchaser Balance Sheet,  except as set forth in Schedule 5.9, Purchaser has not conducted any active business, and has not:

               (a)  declared or paid any  dividend or made any other  payment or distribution in respect of its capital stock;

               (b) purchased,  redeemed,  issued,  sold or otherwise acquired or disposed  of,  either  directly  or  indirectly,  any of its  capital  stock  or reclassified,  split or otherwise changed any of its capital stock or granted or entered into any options,  warrants,  puts or calls or other rights to purchase, sell or convert any obligation into any of, its capital stock;

               (c) paid,  discharged or satisfied any Encumbrance (other than an
Encumbrance then required to be paid, discharged or satisfied), claim, liability or obligation (whether fixed, accrued,  contingent or otherwise,  whether due or to become due),  other than a claim,  liability or obligation  that is a current liability shown on the Purchaser Balance Sheet or incurred since the date of the
Purchaser Balance Sheet in the ordinary course of business  consistent with past practice;

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               (d)  canceled  or  compromised  any debt or  claim,  or waived or released any material  right,  other than  adjustments in the ordinary course of business which, in the aggregate, are not material;

               (e)  sold,  assigned,  transferred,  conveyed,  leased,  pledged, encumbered  or  otherwise  disposed  of any of its  assets  (real  or  personal, tangible or  intangible)  except in the ordinary  course of business  consistent with past practice.

               (f) made or granted  any  general  increase  in the  compensation
(whether salary, commission, bonus, benefits (retirement, severance or other) or other direct or indirect  remuneration)  of any of Purchaser's  employees (other than  individual  increases  which  were  generally  consistent  in amount  with
Purchaser's  historical  practices),  or made or  granted  any  increase  in the compensation  of the  officers of  Purchaser,  or entered  into any  employment, severance, bonus or similar agreement with any employee of Purchaser;

               (g) changed  accounting  methods  other than in  accordance  with
GAAP;

               (h)  received  any  notice  of  termination  of any  Contract  or suffered any damage, destruction or loss adversely affecting Purchaser's assets;

               (i) incurred or assumed any  indebtedness  for money  borrowed or guarantied any indebtedness or other obligation of another Person;

               (j) suffered any Material Adverse Effect; or

               (k)  agreed  or  otherwise  committed,   whether  in  writing  or
otherwise,  to do, or taken any action or omitted to take any action  that would result in, any of the foregoing.

          5.10 Employee Benefits; Executive Officers; Labor.

               (a) Except as set forth on  Schedule  5.10(a),  Purchaser  has no employees and is not a party to any written employment or consulting agreements, written executive compensation plans, bonus plans, incentive compensation plans, deferred compensation plans or agreements,  employee pension plans or retirement plans,  employee profit sharing plans, employee stock purchase plans, group life insurance,  hospitalization insurance, severance or other employee benefit plans
(as defined in Section  3(3) of ERISA) (the  "Purchaser  Plans")  providing  for benefits for any  employees of  Purchaser.  There are no other  binding plans or commitments  of the type  referred  to in this  Section  5.10(a)  which  are not reduced to writing,  and  Purchaser has no agreement or commitment to create any additional such Purchaser Plan.

               (b) Schedule  5.10(b)  includes a true and  complete  list of all officers of Purchaser and the compensation  (including  bonuses,  incentives and similar compensation)  received by each. To the knowledge of Purchaser,  no past or present  officer  or other  executive  employee  of  Purchaser  has ever been indicted,  tried  or  convicted  of a  criminal  felony.  To  the  knowledge  of
Purchaser,  no officer or other employee of Purchaser is in violation of (a) any material term of any employment agreement,  non-disclosure agreement, noncompete agreement or other  similar  agreement  with any previous  employer  (and to the knowledge of Purchaser, the employment of such employee by Surviving Corporation or any of its Affiliates  will not result in a violation of any such  agreement)
or (b) any  obligation  binding on such employee which would prohibit the use of information obtained from such employee which Purchaser has used.

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               (c) Neither the execution and delivery of this  Agreement nor the consummation of any of the Contemplated Transactions will entitle any current or former  employee of Purchaser  to severance  pay or other  similar  payment,  or accelerate the time of payment or increase the amount of compensation due to any such  employee or former  employee.  To the  knowledge of  Purchaser,  it has no threatened or pending labor disputes with any of its employees.

          5.11  Contracts  and  Commitments.  Schedule  5.11  contains  a  true, complete  and  accurate  list  of  each  of  the  following  written  contracts, agreements, understandings or other obligations to which Purchaser is a party or by which any of its assets or properties  are bound  (together  with each of the agreements disclosed on Schedule 5.10, a "Purchaser Contract"):

               (a)  all  rental  or  use  agreements,  contracts,  covenants  or obligations  which may  involve  the  payment  by or to  Purchaser  of more than
$25,000;

               (b) any contract, agreement, commitment or obligation to make any capital expenditures in excess of $25,000;

               (c) contracts, agreements,  commitments or other obligations with any  Person  containing  any  provision  or  covenant  limiting  the  ability of
Purchaser  to engage in any line of  business  or to  compete  with or to obtain products  or services  from any Person or limiting  the ability of any Person to compete  with or to provide  products  or  services  to, or obtain  products  or services from,  Purchaser,  or covering  indemnification of another Person other than in the ordinary course of business;

               (d)  any   profit-sharing   or   similar   contract,   agreement,
understanding or obligation with any Person;

               (e) contracts, agreements,  commitments or other obligations with respect to the purchase or sale by or to  Purchaser  of any product,  equipment, facility,  or  similar  item  that by their  respective  terms do not  expire or terminate or are not terminable by Purchaser,  without penalty, premium or other liability  within 30 days or may involve the payment by or to  Purchaser of more than $25,000;

               (f)  license,  royalty,   franchise,   distributorship,   dealer,
service,  sales agency,  consulting,  advisory,  public relations or advertising contracts, agreements, commitments or other obligations;

               (g) contracts,  agreements,  commitments or other  obligations to provide  services or  facilities  by or to Purchaser or to or by another  Person which is not terminable by Purchaser within 30 days without penalty,  premium or other  liability or  involving  payment by Purchaser or the other Person of more than $25,000;

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               (h)  all  other  contracts,  agreements,  commitments,  or  other obligations  whether or not made in the ordinary course of business which either
(i) may involve the  expenditure  by Purchaser of funds in excess of $25,000 per commitment (or under a group of similar commitments), or (ii) are not terminable within 30 days from the date hereof without penalty, premium or other liability, or are otherwise material to Purchaser;

               (i) contracts, agreements,  commitments or other obligations with any Person requiring  indemnification  by Purchaser of another Person other than in the ordinary course of business; or

               (j)  all  other  contracts,  agreements,  commitments,  or  other obligations  of any kind  that  involve  or  relate  to any  officer,  director, employee or consultant of Purchaser or any Affiliate or relative thereof.

          5.12 Status of Agreements.  All Purchaser Contracts to which Purchaser is a party are in full  force  and  effect  and  constitute  valid  and  binding obligations  of Purchaser and to the knowledge of Purchaser,  are binding on the other parties  thereto.  There are no existing  defaults (or events which,  with notice or lapse of time or both,  would  constitute  a  default)  by  Purchaser, except  with  respect to any  default  that  would not cause a Material  Adverse
Effect on  Purchaser,  or any other  party  thereunder,  and  Purchaser  has not received  notice of any claim by another  party to any  Purchaser  Contract that
Purchaser is in default thereunder.

          5.13 Bank  Accounts.  Schedule  5.13 sets  forth a true,  correct  and complete  list of the names  and  addresses  of all  banks  and other  financial institutions  in which Purchaser  maintains an account,  deposit or safe-deposit box or lockbox  account,  together  with the names of all Persons  authorized to draw on such accounts or deposits or to have access to such boxes.

          5.14  No  Guaranties.   Except  as  disclosed  in  the  Purchaser  SEC
Documents,  (i) none of the obligations or liabilities of Purchaser  incurred in connection  with the  operation of its business is guaranteed by or subject to a similar  contingent  obligation  of any other  Person,  (ii)  Purchaser  has not guaranteed or become  subject to a similar  contingent  obligation in respect of the  obligations  or  liabilities  of any other  Person,  and (iii) there are no outstanding letters of credit,  surety bonds or similar instruments of Purchaser or any of its Affiliates.

          5.15 Records. The books of account, corporate records and minute books of Purchaser  are complete  and correct in all material  respects.  Complete and accurate copies of all such books of account, corporate records and minute books have been provided to GVI.

          5.16 No Brokers or Finders.  Purchaser  has not,  and its  Affiliates,
officers,  directors  or  employees  have not,  employed any broker or finder or incurred any  liability  for any  brokerage or finder's  fee or  commissions  or similar payment in connection with any of the Contemplated Transactions.

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          5.17 Tax Reporting.  Consistent with the intent of the parties hereto,
Purchaser (i) shall treat, and cause its Affiliates to so treat, the Merger as a reorganization  under  Section  368(a) with respect to all Tax  Returns,  to the extent  consistent  with Law, and (ii) agrees that this Agreement  constitutes a
"plan of reorganization"  within the meaning of Section 1.368-2(g) of the income tax  regulations  promulgated  under the Code,  and Purchaser will not, and will cause its Affiliates to not, take any action to treat this Agreement otherwise.

          5.18  Purchaser  Subsidiary's  Operations.  Purchaser  Subsidiary  was
formed solely for the purpose of engaging in the  Contemplated  Transactions and has not (i) engaged in any business  activities,  (ii)  conducted any operations other than in connection with the Contemplated Transactions,  (iii) incurred any liabilities other than in connection with the Contemplated  Transactions or (iv)
owned any assets or property.

          5.19  Disclosure.  No  representations  or  warranties by Purchaser or
Purchaser  Subsidiary  in  this  Agreement  and no  statement  contained  in any schedules, exhibits or certificates furnished or to be furnished by Purchaser or
Purchaser Subsidiary to GVI pursuant to the provisions hereof,  contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary,  in light of the circumstances under which it was made, in order to make the  statements  herein or therein  not  misleading.  Documents delivered  or to be  delivered  by  Purchaser  or  Purchaser  Subsidiary  to GVI pursuant to this Agreement are or will be true and complete  copies of what they purport to be.

6. CONDITIONS TO THE OBLIGATIONS OF PURCHASER AND PURCHASER SUBSIDIARY

          The  obligations  of Purchaser and Purchaser  Subsidiary to effect the
Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the  following  conditions,  any one or more of which  may be  waived by
Purchaser, to the extent permitted by applicable law:

          6.1 Legal  Opinion.  Purchaser  and  Purchaser  Subsidiary  shall have received the opinion of counsel to GVI,  dated the Effective  Time and addressed to Purchaser and Purchaser Subsidiary, in substantially the form of Exhibit 6.1.

          6.2 No  Injunction.  There  shall not be in effect or  threatened  any injunction,  order or decree of a  Governmental  Body of competent  jurisdiction that  prohibits or delays,  or seeks to prohibit or delay,  consummation  of any material part of the Contemplated Transactions.

          6.3    Representations,    Warranties   and   Agreements.    (a)   The
representations  and warranties of GVI set forth in this Agreement shall be true and correct in all material  respects as of the date of this Agreement and as of the Effective Time with the same effect as though made as of the Effective Time, unless made as of another  date, in which case they shall be true and correct in all  materials  respects  as of such  date,  (b) GVI shall  have  performed  and complied  in all  material  respects  with  the  agreements  contained  in  this
Agreement  required to be performed  and complied with by them prior to or as of the Effective  Time and (c) Purchaser  shall have received a certificate  to the foregoing effect signed by an authorized executive officer of GVI.

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          6.4  Approvals.   All  Approvals  necessary  in  connection  with  the
execution,   delivery  and   performance  of  this  Agreement  by  GVI  for  the
consummation of the Contemplated  Transactions  shall have been obtained or made and shall be in full force and effect.

          6.5 No Material Adverse Effect. No event, occurrence, fact, condition, change,  development or effect shall have occurred, exist or come to exist since the  date  of  this  Agreement  that,  individually  or in  the  aggregate,  has constituted  or resulted in, or could  reasonably  be expected to  constitute or result in a Material Adverse Effect.

          6.6 Investment  Representations  Certificate.  Each Stockholder  shall have delivered to Purchaser a certificate containing investment  representations with respect to such Stockholder in the form of Exhibit C hereto.

          6.7  Resignations.  The  directors  of GVI other than those  listed on
Schedule 2.6 shall have  delivered to GVI duly executed  resignations  as of the
Effective Time.

          6.8 Corporate  Approval.  Prior to the Effective Time, this Agreement, the other  Transaction  Documents and the Contemplated  Transactions  shall have been duly approved by the Board of Directors of GVI and the Stockholders of GVI,
in accordance with applicable law.

          6.9  Secretary of State  Certificates.  Purchaser  shall have received certificates  of the Secretary of State of the State of Delaware with respect to
GVI,  and of each state in which GVI is  qualified  to do  business as a foreign corporation, as of a recent date, showing GVI to be validly existing and in good standing  in the State of Delaware  and  qualified  to do  business  and in good standing in such other states as a foreign corporation, as the case may be.

          6.10 Secretary's  Certificate of GVI.  Purchaser shall have received a certificate of the Secretary or Assistant Secretary of GVI certifying (i) a true and complete copy of the  resolutions  duly and validly  adopted by the Board of
Directors and Stockholders of GVI, evidencing the authorization of the execution and delivery of this Agreement, the other Transaction Documents to which it is a party and the consummation of the Contemplated Transactions,  (ii) the names and signatures  of the officers of GVI  authorized  to sign this  Agreement  and the other documents to be delivered  hereunder and (iii) a true and complete copy of the certificate of incorporation and bylaws of GVI.

          6.11  Voting  Agreement.  The  holders of a majority of the GVI Shares shall have entered into a voting  agreement in the form of Exhibit G pursuant to which such  holders have agreed to vote in favor of,  among other  matters,  the
Charter Amendment and the adoption of the Stock Option Plan.

7. CONDITIONS TO THE OBLIGATIONS OF GVI.

          The  obligations  of GVI to effect the Merger  shall be subject to the satisfaction  at or  prior  to the  Effective  Time  of  each  of the  following conditions,  any  one or more of  which  may be  waived  by GVI,  to the  extent permitted by applicable law:

          7.1 Legal  Opinion.  GVI shall  have  received  the legal  opinion  of
Kronish Lieb Weiner & Hellman LLP, counsel to Purchaser,  in  substantially  the form of Exhibit 7.1.

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          7.2 No  Injunction.  There  shall not be in effect or  threatened  any injunction,  order or decree of a  Governmental  Body of competent  jurisdiction that  prohibits or delays,  or seeks to prohibit or delay,  consummation  of any material part of the Contemplated Transactions.

          7.3    Representations,    Warranties   and   Agreements.    (a)   The
representations  and warranties of Purchaser and Purchaser  Subsidiary set forth in this Agreement  shall be true and correct in all material  respects as of the date of this  Agreement  and as of the  Effective  Time with the same  effect as though made as of the Effective  Time,  unless made as of another date, in which case they shall be true and  correct in all  material  respects as of such date,
(b) Purchaser and Purchaser  Subsidiary shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed  and complied  with by it prior to or at the Closing and (c) GVI shall have  received a  certificate  to the  foregoing  effect signed by an authorized executive officer of Purchaser.

          7.4  Approvals.   All  Approvals  necessary  in  connection  with  the
execution, delivery and performance of this Agreement by Purchaser and Purchaser
Subsidiary or for the consummation of the Contemplated  Transactions  shall have been obtained or made and shall be in full force and effect.

          7.5 Corporate  Approval.  Prior to the Effective Time, this Agreement, the Purchaser Documents to which it is a party and the Contemplated Transactions shall  have been  duly  approved  by the Board of  Directors  of  Purchaser  and
Purchaser Subsidiary and the stockholder of Purchaser Subsidiary,  in accordance with applicable law.

          7.6  Secretary  of  State   Certificates.   GVI  shall  have  received
certificates  of the Secretary of State of the State of Delaware with respect to
Purchaser and of each state in which  Purchaser is qualified to do business as a foreign  corporation  as of a  recent  date,  showing  Purchaser  to be  validly existing  and in good  standing in the State of  Delaware  and  qualified  to do business and in good standing in such other states as a foreign corporation,  as the case may be.

          7.7 Secretary's  Certificate.  GVI shall have received certificates of the  Secretary or Assistant  Secretary of  Purchaser  and  Purchaser  Subsidiary
certifying  (i) a true and  complete  copy of the  resolutions  duly and validly adopted by the Board of Directors  of Purchaser  and  Purchaser  Subsidiary,  as
applicable,  evidencing the  authorization of the execution and delivery of this
Agreement,  the  other  Transaction  Documents  to which  it is a party  and the consummation of the Contemplated Transactions,  (ii) the names and signatures of the officers of Purchaser and Purchaser Subsidiary, as applicable, authorized to sign this Agreement and the other documents to be delivered  hereunder and (iii)
a true and complete copy of the certificate of incorporation  and bylaws of each of Purchaser and Purchaser Subsidiary.

          7.8 Indebtedness. Indebtedness of Purchaser in excess of $195,000 owed to Europa  International,  Inc. shall have been converted into equity securities of Purchaser or cancelled,  and the remaining $195,000 amount shall be evidenced by a Promissory Note in the form attached hereto as Exhibit E.

          7.9 Accrued Fees. All accrued fees of Purchaser's auditors,  including all legal and accounting  fees incurred by Purchaser in connection  with (a) the audit of Purchaser for the calendar  years ended 2001 and 2002 and (b) Purchaser becoming current in its SEC reporting requirements under the Securities Exchange
Act,  shall  have  been  paid  in  full  by  the  Purchaser  (collectively,  the
"Accounting Fees").

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          7.10  Conversion  of  Preferred  Stock.  All  issued  and  outstanding
Preferred  Stock of  Purchaser,  other than (i) the  Preferred  Stock  issued as
Merger  Consideration  hereunder,  (iii) the  Series D  Preferred  Stock held by
Europa  International,  Inc. which will be converted into Purchaser Common Stock upon filing of the Charter  Amendment,  (iii) the Purchaser's Series A Preferred
Stock which will be  converted  into  Purchaser  Common Stock upon filing of the
Charter  Amendment,  and (iv) the Purchaser's Series B Preferred Stock, shall be converted  into Common  Stock of  Purchaser,  or  otherwise  cancelled,  and the
Purchaser  shall take all actions  necessary  and  appropriate  to eliminate the
existence  of  any  such  Preferred  Stock  from   Purchaser's   Certificate  of
Incorporation.

          7.11 Stock Option Plan.  Purchaser's Board of Directors shall have (i)
adopted and  approved  the Stock Option  Plan,  and (ii)  recommended  the Stock
Option Plan for approval by the stockholders of Purchaser.

          7.12  Registration  Rights.   Purchaser  shall  have  entered  into  a
registration  rights  agreement  in the  form of  Exhibit  D  pursuant  to which
Purchaser  shall  agree to register  (i) the shares of  Purchaser  Common  Stock issuable  upon  conversion  of the  Purchaser  Shares,  and (ii) the  shares  of
Purchaser  Common  Stock,  and shares of Purchaser  Common Stock  issuable  upon conversion of convertible securities, held by Knoll Capital Management, L.P. and its Affiliates.

8. FURTHER AGREEMENTS OF THE PARTIES.

          8.1  Expenses.  The  Parties  shall  each bear  their  own  respective expenses  incurred  in  connection  with  this  Agreement  and the  Contemplated
Transactions,  except as otherwise specifically provided Section 10.2 and except that in the event the Merger is  consummated,  Purchaser shall bear the costs of the  fees and  expenses  of  counsel  to GVI  incurred  in  connection  with the
Contemplated Transactions.

          8.2  Access  Prior  to the  Closing.  (a)  Between  the  date  of this
Agreement and the Effective  Time,  GVI shall as Purchaser may from time to time request with  reasonable  notice to GVI, (i) give  Purchaser and its  authorized
representatives   full  and  complete  access  to  all  properties,   personnel,
facilities  and  offices of GVI and to the books and  records of GVI (and permit
Purchaser to make copies  thereof),  (ii) permit  Purchaser to make  inspections thereof,  (iii) cause the officers and employees of, and  consultants to, GVI to furnish  Purchaser with all financial  information  and operating data and other information  with respect to the business and  properties of GVI, and to discuss with Purchaser and its authorized representatives the affairs of GVI.

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               (b) Between the date of this  Agreement and the  Effective  Time, each of the  Parties  shall and shall  cause  their  respective  Affiliates  and officers  and  directors,  and shall use  reasonable  efforts to cause all their other  respective  employees,  auditors,  attorneys,  consultants,  advisors and agents, to treat as confidential and hold in strict confidence, unless compelled to  disclose by  judicial  or  administrative  process or, in the opinion of its counsel,  by other  requirements  of Law, and after prior written  notice to the other Party, all confidential  information of GVI or Purchaser,  as the case may be, furnished to Purchaser by GVI or to GVI by Purchaser, as the case may be, or any of their  respective  representatives  in connection  with the  Contemplated
Transactions and will not release or disclose such  confidential  information to any  other  Person,  except  their  respective  auditors,  attorneys,  financial advisors  and other  consultants,  agents and  advisors in  connection  with the consummation of the Contemplated Transactions. If the Closing does not occur (i)
such  confidence  shall be  maintained by the Parties and each Party shall cause its officers and directors and Affiliates  and shall use  reasonable  efforts to cause such other Persons to maintain such confidence,  except to the extent such information comes into the public domain (other than as a result of an action by such Party,  its officers,  directors or such other persons in  contravention of this  Agreement),  (ii)  each  Party  shall and shall  cause  its  officers  and directors and Affiliates  and shall use  reasonable  efforts to cause such other
Persons to refrain  from using any of such  confidential  information  except in connection  with this  Agreement,  and (iii) upon the request of any Party,  the other Party shall promptly return to the requesting Party any written  materials remaining in its possession, which materials it has received from the requesting
Party, or their respective representatives.

          8.3  Publicity.  Between the date of this  Agreement and the Effective
Time, except to the extent required by Law, neither Purchaser nor GVI shall, and none of them shall permit any  Affiliate  to, issue any press  release or public announcement  of any  kind  concerning,  or  otherwise  publicly  disclose,  the
Contemplated Transactions without the consent of the other; and in the event any such public announcement,  release or disclosure is required by Law, the Parties will  consult  prior to the making  thereof and use their best  efforts to agree upon a mutually satisfactory text.

          8.4 Conduct of Business of GVI. Except as expressly  permitted by this
Agreement,  between the date of this Agreement and the Effective Time, GVI shall conduct its  business  only in the  ordinary  course in  substantially  the same manner as heretofore  conducted,  and use all its reasonable efforts to preserve intact its present  business  organization  and  employees  and to preserve  the goodwill of Persons having  business  relations with GVI.  Without  limiting the generality  of the  foregoing,  except as otherwise  expressly  provided in this
Agreement,  between the date of this Agreement and the Effective Time, GVI shall pay accounts  payable and pay and perform other  obligations  of the business of
GVI when  they  become  due and  payable  in the  ordinary  course  of  business consistent with past practice, or when required to be performed, as the case may be, and shall not:

               (a) amend its articles or certificate of incorporation or bylaws;

               (b) organize any Subsidiary or acquire any capital stock or other equity  securities  of any Person or any  equity or  ownership  interest  in any business;

               (c) enter into any instrument  which would  constitute a Contract or enter into any  material  amendment,  supplement  or waiver in respect of any such Contract;

               (d)  incur  any  severance  pay  obligation  by  reason  of  this
Agreement or the Contemplated Transactions;

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               (e)  grant or  extend  any power of  attorney  other  than in the ordinary  course of  business  which does not  affect a  material  part of GVI's business;

               (f) keep in full force and effect insurance  comparable in amount and scope of coverage to insurance now carried by it;

               (g) not  take,  or  permit  to be  taken,  any  action  which  is represented  and  warranted  in Section  4.12 not to have been  taken  since the
Recent Balance Sheet Date;

               (h) promptly advise  Purchaser in writing of any Material Adverse
Effect with respect to GVI; or

               (i) agree or otherwise  commit,  whether in writing or otherwise, to do, or take any action or omit to take any action  that would  result in, any of the foregoing.

          8.5 Further Assurances.  Following the Closing, the Parties shall, and shall cause each of their Affiliates to, from time to time,  execute and deliver such additional instruments,  documents, conveyances or assurances and take such other actions as shall be necessary,  or otherwise  reasonably  requested by the other Party,  to confirm and assure the rights and  obligations  provided for in this  Agreement  and in the  Transaction  Documents  and  render  effective  the consummation of the Contemplated Transactions.

          8.6 Amending  Schedules.  From time to time prior to the Closing,  GVI and Purchaser  shall  promptly  supplement  or amend the  Schedules  hereto with respect  to any  matter  arising  after  the date of this  Agreement  which,  if existing or occurring at the date of this Agreement, would have been required to have been set forth in the Schedules hereto.  Such supplement or amendment shall have the effect of curing any  related  misrepresentation  or breach of warranty made in  connection  with  the  transactions  contemplated  by  this  Agreement;
provided,  however,  each party shall have a commercially  reasonable  period of time following  receipt of any supplemented or amended Schedules to elect (i) to terminate  this Agreement  without any further  liability to Purchaser or GVI or
(ii) in such non-amending party's sole discretion, to elect to waive such breach and consummate the transactions contemplated by this Agreement.

          8.7  Consents:  Regulatory  Approval.  Each  Party  will take all such commercially reasonable actions as may be necessary to obtain all Approvals from
Persons  or  Governmental  Bodies in order to  permit  the  consummation  of the
Contemplated Transactions.

          8.8 Charter Amendment.

               (a) As soon as practicable  following the Effective  Time, but in no event later than twenty (20) business days after such date,  Purchaser  shall prepare and cause to be filed with the SEC a Proxy Statement and/or  Information
Statement (together with any amendments or supplements thereto, the "Filing") in connection  with the requisite  approval and adoption of (i) an amendment to its certificate of incorporation  so that Purchaser shall have sufficient  shares of unissued  Purchaser  Common Stock so as to permit the  conversion  of all of the
Purchaser  Shares as well as other  convertible  securities  of  Purchaser  then outstanding  (the  "Charter  Amendment"),  and (ii) the Stock Option  Plan.  The
Filing shall comply as to form in all material  respects with the  provisions of the Exchange Act and the rules and regulations promulgated thereunder. Purchaser shall immediately advise the Stockholder Representative if the Filing, including any amendments or supplements thereto, at the time filed with the SEC, or at any other time,  contains any untrue  statement of a material fact or omits to state any material  fact  required to be stated  therein or necessary in order to make the statement therein, in light of the circumstances under which it is made, not misleading.  Purchaser shall respond  promptly to any comments of the SEC or its staff with respect  thereto and use its best efforts to have the Filing  cleared or  declared  effective  by the SEC as soon as  practicable  after  its  filing.
Purchaser shall also promptly furnish to the Stockholder  Representative and its counsel copies of any correspondence received from the SEC.

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               (b) As promptly as practicable,  Purchaser shall properly prepare and file any other filings  required under the Securities  Act, the Exchange Act or any other Laws  (including,  without  limitation,  state securities and "blue sky" laws) relating to the Charter Amendment and the Stock Option Plan.

               (c) Purchaser shall provide copies of drafts of the Filing to the
Stockholder  Representative and its counsel at least two (2) business days prior to the date of filing of such document with the SEC  (including  with respect to each  amendment or supplement  thereto) so as to allow GVI to review and comment on such  documents.  Such  review  shall  not be  deemed a review  by GVI or its counsel as to whether the  Purchaser  has  properly  complied  with SEC rules or regulations.  Prior to the filing of the Filing  with the SEC,  Purchaser  shall consider in good faith any comments made by, or changes requested by, GVI or its counsel.

               (d) As soon as  practicable  after  clearance or  declaration  of effectiveness  by  the  SEC of the  Filing,  Purchaser  shall  take  all  action necessary in accordance with applicable Laws and its charter, as applicable,  to either  (i) if the  Filing is a Proxy  Statement,  duly  call,  give  notice of, convene and hold a meeting of its  stockholders  solely to consider  and approve the Charter Amendment and the Stock Option Plan, and following such meeting,  if so approved, cause the Charter Amendment to be filed with the Secretary of State of the State of  Delaware,  or (ii) if the Filing is an  Information  Statement,
cause the Charter Amendment to be filed with the Secretary of State of the State of Delaware.

               (e) Upon filing of the Charter  Amendment,  Purchaser shall cause all (i) issued and outstanding  shares of Series A Preferred Stock of Purchaser,
and  (ii)  shares  of  Series  D  Preferred   Stock  of   Purchaser   of  Europa
International,  Inc., to be converted into Purchaser  Common Stock, or otherwise cancelled, and the Purchaser shall take all actions necessary and appropriate to eliminate the existence of any such Preferred Stock from Purchaser's Certificate of Incorporation.

9. INDEMNIFICATION AND RELATED MATTERS.

          9.1  Indemnification by Purchaser.  Purchaser shall indemnify and hold harmless GVI and each of the Stockholders (the "GVI Indemnified  Parties"),  and
shall reimburse the GVI  Indemnified  Parties for, any loss,  liability,  claim, damage,  expense  (including,  but not limited to,  costs of  investigation  and defense and reasonable  attorneys'  fees) or diminution of value  (collectively,
"Damages")  arising  from  or in  connection  with  (a) any  inaccuracy,  in any material respect,  in any of the representations and warranties of Purchaser and
Purchaser  Subsidiary  in this  Agreement  or in any  certificate  delivered  by
Purchaser and Purchaser  Subsidiary  to GVI pursuant to this  Agreement,  or any
actions,   omissions  or   statements  of  fact   inconsistent   with  any  such
representation or warranty, (b) any failure by Purchaser or Purchaser Subsidiary to  perform  or  comply  in any  material  respect  with any  agreement  in this
Agreement,  (c) any  claim by any  Person  for  brokerage  or  finder's  fees or commissions  or similar  payments  based  upon any  agreement  or  understanding alleged  to have  been  made by any such  Person  with  Purchaser  or  Purchaser
Subsidiary (or any Person acting on their behalf) in connection  with any of the
Contemplated  Transactions,  (d) Taxes  attributable to any transaction or event occurring on or prior to the Closing to the extent such  liabilities  exceed the amount of the reserve for Taxes  accrued on the Recent  Balance  Sheet,  (e) any claim by any Person relating to or arising out of any  liabilities  reflected on the  Purchaser  Balance  Sheet  or  with  respect  to  Accounting  Fees  arising thereafter,  excluding  liabilities  in respect of $195,000 of  indebtedness  of
Purchaser to Europa  International,  Inc. or (f) any litigation,  action, claim, proceeding or investigation by any third party relating to or arising out of the business or operations  of Purchaser,  or the actions of Purchaser or any holder of Purchaser capital stock prior to the Effective Time.

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          9.2  Survival.   All   representations,   warranties,   covenants  and
agreements of Purchaser and Purchaser  Subsidiary contained in this Agreement or in any  certificate  delivered  pursuant  to this  Agreement  shall  survive the
Closing  for the time  period  set  forth in  Section  9.3  notwithstanding  any investigation conducted with respect thereto. The representations and warranties of GVI contained in this Agreement or in any certificate  delivered  pursuant to this Agreement shall not survive the Closing.

          9.3 Time Limitations. Neither Purchaser nor Purchaser Subsidiary shall have any  liability  (for  indemnification  or  otherwise)  with  respect to any representation or warranty, or agreement to be performed and complied with prior to the  Effective  Time,  unless on or before the six-month  anniversary  of the
Effective  Time (the  "Claims  Deadline"),  Purchaser is given notice of a claim with respect  thereto,  in accordance  with Section 9.7,  specifying the factual basis  therefor  in  reasonable  detail  to the  extent  then  known  by the GVI
Indemnified Parties.

          9.4  Limitation  on  Liability.   The  obligations  to  Purchaser  and
Purchaser  Subsidiary  to the GVI  Indemnified  Parties set forth in Section 9.1 shall be subject to the following limitations:

               (a) The aggregate liability of Purchaser and Purchaser Subsidiary to the GVI  Indemnified  Parties  under this  Agreement  shall not  exceed  five hundred  thousand  dollars  ($500,000),  and shall be payable by the issuance of additional shares of Common Stock to the Stockholders pursuant to Section 9.6.

               (b) Other than claims based on fraud or for specific performance, injunctive or other equitable relief,  the indemnity  provided in this Article 9 shall be the sole and exclusive  remedy of the GVI  Indemnified  Parties against
Purchaser  and Purchaser  Subsidiary at law or equity for any matter  covered by
Section 9.1.

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          9.5 Notice of Claims.

               (a) If,  at any  time on or  prior to the  Claims  Deadline,  GVI
Indemnified Parties shall assert a claim for indemnification pursuant to Section
9.1, such GVI  Indemnified  Parties shall submit to Purchaser a written claim in good faith signed by an  authorized  officer of GVI or the  requisite  number of
Stockholders  under  Section  9.7,  as  applicable,  stating:  (i)  that  a  GVI
Indemnified  Party incurred or reasonably  believes it may incur Damages and the reasonable  estimate of the amount of any such Damages (not to exceed $500,000);
(ii) in reasonable detail, the facts alleged as the basis for such claim and the section  or  sections  of this  Agreement  alleged as the basis or bases for the claim;  and (iii) if the Damages  have  actually  been  incurred,  the number of additional  shares of Common Stock to which the  Stockholders  are entitled with respect to such  Damages,  which shall be  determined as provided in Section 9.6 below. If the claim is for Damages which the GVI Indemnified  Parties reasonably believe may be incurred or are otherwise unliquidated,  the written claim of the applicable GVI Indemnified  Parties shall state the reasonable  estimate of such
Damages, in which event a claim shall be deemed to have been asserted under this
Article 9 in the  amount  of such  estimated  Damages,  but no  distribution  of additional  shares of Common Stock to the  Stockholders  pursuant to Section 9.6 below shall be made until such Damages have actually been incurred.

               (b) In the event that any action,  suit or  proceeding is brought against  any GVI  Indemnified  Party with  respect to which  Purchaser  may have liability  under Article 9, the Purchaser  shall have the right, at its cost and expense,  to defend such action, suit or proceeding in the name and on behalf of the GVI Indemnified Party; provided, however, that a GVI Indemnified Party shall have the  right to  retain  its own  counsel,  with  fees and  expenses  paid by
Purchaser, if representation of the GVI Indemnified Party by counsel retained by
Purchaser  would be  inappropriate  because  of  actual or  potential  differing interests between  Purchaser and the GVI Indemnifying  Party. In connection with any action,  suit or  proceeding  subject to Article 9,  Purchaser  and each GVI
Indemnified  Party  agree  to  render  to  each  other  such  assistance  as may reasonably  be required in order to ensure  proper and adequate  defense of such action,  suit or  proceeding.  Purchaser  shall not,  without the prior  written consent of the applicable GVI  Indemnified  Parties,  which consent shall not be unreasonably  withheld or delayed,  settle or compromise  any claim or demand if such settlement or compromise does not include an irrevocable and  unconditional release of such GVI  Indemnified  Parties for any liability  arising out of such claim or demand.

          9.6 Payment of Damages.  In the event that the GVI Indemnified Parties shall be  entitled  to  indemnification  pursuant  to this  Article 9 for actual
Damages  incurred by them,  Purchaser  shall,  within thirty (30) days after the final  determination  of the amount of such Damages,  issue to the  Stockholders that number of additional shares of Common Stock in an aggregate amount equal to the quotient  obtained by dividing (x) the amount of such Damages (not to exceed
$500,000),  by (y) the Fair Market Value per share of the Common Stock as of the date (the  "Determination  Date") of the  submission  of the  notice of claim to
Purchaser  pursuant to Section 9.5.  Such shares of Common Stock shall be issued to the  Stockholders  pro rata, in proportion to the number of Purchaser  Shares issued (or issuable) to the Stockholders at the Effective Time.

          9.7 Third Party Beneficiaries.  The Parties acknowledge and agree that each of the Stockholders are direct beneficiaries with respect to the provisions of this Article 9 and may enforce each of its provisions as if such Stockholders were a Party hereto, provided,  however, that no action, claim,  notification or other writing of the Stockholders  pursuant to this Article 9 shall be valid and binding upon  Purchaser or have any force or effect  unless such action,  claim, notification  or writing is executed by  Stockholders,  or their duly  appointed proxies, holding a majority of the GVI Shares immediately prior to the Effective
Time.

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10. TERMINATION.

          10.1 Termination  Procedures.  This Agreement may be terminated before the Effective Time only as follows:

               (a) by written agreement of GVI and the Purchaser at any time;

               (b) by GVI, by notice to Purchaser at any time:

               (c) by Purchaser, by notice to GVI, if (x) satisfaction of any of the conditions to Purchaser's or Purchaser Subsidiary's obligations set forth in
Section  6  becomes  impossible,  and  such  condition  has not been  waived  by
Purchaser or (y) the Closing has not occurred by April 30, 2004, in either case, other than by the breach or default of Purchaser; or

               (d) by GVI, by notice to Purchaser, if (x) satisfaction of any of the conditions to GVI's  obligations set forth in Section 7 becomes  impossible, and  such  condition  has not  been  waived  by GVI or (y) the  Closing  has not occurred by April 30,  2004,  in either case other than by the breach or default by GVI.

          10.2  Effect of  Termination.  In the event  that  this  Agreement  is terminated  pursuant to Section  10.1(a) or (d), this Agreement  shall terminate without any liability or further obligation of any Party to another,  except for the obligations of the Parties under Sections 8.1 and 8.2(b).  In the event this
Agreement  is  terminated  under  Section  10.1(b)  or (c)  then GVI  shall  pay
Purchaser  $75,000 in liquidated  damages plus all cost and expenses  (including legal and accounting)  incurred by Purchaser in connection with the Contemplated
Transactions  and the negotiation and preparation of this Agreement in an amount not to exceed $110,000.

11. MISCELLANEOUS.

          11.1 Entire  Agreement.  This Agreement and the Transaction  Documents
contain,  and are intended as, a complete  statement of all of the terms and the arrangements  between the Parties  with  respect to the  matters  provided  for, supersede any previous  agreements and  understandings  between the Parties with respect to those  matters and cannot be changed or terminated  orally.  No Party
makes,   and  each  Party  hereby   expressly   disclaims   reliance  upon,  any
representations  or  warranties  with respect to the  Contemplated  Transactions other than as expressly set forth herein as limited by the exceptions  contained in the Schedules hereto or in the other Transaction Documents.

          11.2 Governing Law. This Agreement  shall be governed by and construed in  accordance  with the law of the State of New York  applicable  to agreements made and to be  performed  therein  without  giving  effect to  conflicts of law principles.

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          11.3 Headings.  The section  headings  contained in this Agreement are solely  for the  purpose  of  reference,  are not part of the  Agreement  of the
Parties  and shall not in any way affect the meaning or  interpretation  of this
Agreement. All references in this Agreement to Sections,  Schedules and Exhibits are to sections,  schedules  and exhibits to this  Agreement,  unless  otherwise indicated.

          11.4  Notices.   All  notices  and  other  communications  under  this
Agreement  shall be in writing and shall be deemed  given when (a)  delivered by hand, (b) transmitted by facsimile (and confirmed by return  facsimile),  or (c)
delivered,  if sent by Express Mail,  Federal Express or other express  delivery service,  or registered or certified  mail,  return  receipt  requested,  to the addressee at the  following  addresses or  telecopier  numbers (or to such other addresses,  telex number or  telecopier  number as a party may specify by notice given to the other party pursuant to this provision):

          If to Purchaser, Purchaser Subsidiary or the Surviving Corporation to:

          Thinking Tools, Inc.
          c/o Knoll Capital Management
          200 Park Avenue, Suite 3900
          New York, New York 10166
          Attention: Moshe Zarmi
          Facsimile No.: (212) 808-7475

          with a copy to:

          Kronish Lieb Weiner & Hellman LLP
          1114 Avenue of the Americas
          New York, New York  10036
          Attention:  Alison Newman, Esq.
          Facsimile No.:  (212) 479-6275

          If to GVI, to:

          GVI Security, Inc.
          1621 West Crosby, Suite 104
          Carrollton, Texas 75006
          Attention:  Thomas Wade
          Facsimile No.: (972) 245-7333

          with a copy to:

          Stubbs Alderton & Markiles, LLP
          15821 Ventura Boulevard Suite 525
          Encino, California 91436
          Attention:  Scott Alderton
          Facsimile No.:  818-444-4501

          If to the Stockholder Representative, to:

          GVI Acquisition, LLC
          3940 Laurel Canyon Blvd.
          Suite 327
          Studio City, California 91604
          Attention:  David Weiner
          Facsimile No.: (818) 385-0869

          with a copy to:

          Stubbs Alderton & Markiles, LLP
          15821 Ventura Boulevard Suite 525
          Encino, California 91436
          Attention:  Scott Alderton
          Facsimile No.:  818-444-4501

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          11.5 Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the  benefit of the  Parties and their  respective  successors  and permitted  assigns.  Except as provided in Article 9, nothing in this  Agreement shall  create or be deemed to create any third party  beneficiary  rights in any
Person who is not a Party.  No assignment of this  Agreement or of any rights or obligations  hereunder  may be  made  by the  parties  and  any  such  attempted assignment shall be void.

          11.6  Counterparts.  This  Agreement  may be executed in any number of counterparts,  each of  which  shall be  deemed  an  original,  but all of which together shall constitute one and the same instrument.

          11.7  Amendment  and Waiver.  This  Agreement  may be amended,  or any provision  of this  Agreement  may be waived,  provided  that such  amendment or waiver  will be binding on  Purchaser  only if such  amendment  or waiver is set forth in a writing  executed by Purchaser,  and provided that any such amendment or waiver will be binding upon GVI only if such amendment or waiver is set forth in a writing  executed by GVI. The waiver of any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach.

          11.8 Dispute  Resolution.  The Parties  agree to attempt  initially to solve  all  claims,  disputes  or  controversies  arising  under,  out  of or in connection  with this Agreement by conducting  good faith  negotiations.  If the
Parties are unable to settle the matter  between  themselves,  the matter  shall
thereafter  be  resolved  by  alternative  dispute  resolution,   starting  with
mediation and including, if necessary, a final and binding arbitration. Whenever a Party shall decide to institute arbitration proceedings, it shall give written notice to that effect to the other  Party.  The Party  giving such notice  shall refrain from instituting the arbitration  proceedings for a period of sixty (60)
days  following  such notice.  During such period,  the Parties  shall make good
faith  efforts  to  amicably  resolve  the  dispute  without  arbitration.   Any
arbitration  hereunder  shall be  conducted  under  the  rules  of the  American
Arbitration Association.  Each such arbitration shall be conducted by a panel of three  arbitrators:  one arbitrator  shall be appointed by each of Purchaser and
GVI and the third shall be appointed by the  American  Arbitration  Association.
Any such arbitration  shall be held in New York, New York. The arbitrators shall have the  authority to grant  specific  performance.  Judgment upon the award so rendered may be entered in any court having  jurisdiction  or application may be made to such  court  for  judicial  acceptance  of any  award  and an  order  of enforcement,  as the case may be. In no event shall a demand for  arbitration be made after the date when institution of a legal or equitable proceeding based on such  claim,  dispute or other  matter in  question  would be barred  under this
Agreement or by the applicable  statute of limitations.  The prevailing party in any such  arbitration  shall be entitled  to recover  from the other  party,  in addition to any other remedies, all reasonable costs,  attorneys' fees and other expenses incurred by such prevailing party.

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          IN WITNESS  WHEREOF,  the Parties hereto have executed this instrument as of the date and year first above written.

                                        THINKING TOOLS, INC.

                                        By:
                                            ------------------------------------
                                            Name:  Moshe Zarmi
                                            Title: President and
                                                   Chief Executive Officer

                                        GVI ACQUISITION CORP.

                                        By:
                                            ------------------------------------
                                            Name:  Moshe Zarmi
                                            Title: President

                                        GVI SECURITY INC.

                                        By:
                                            ------------------------------------
                                            Name:  Thomas Wade
                                            Title: President

                                       37

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CUSIP No. 884098 10 4              13D            Page 50 of 80 Pages
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                                                                       Exhibit 2

            NEITHER  THIS  WARRANT NOR ANY  SECURITIES  ISSUABLE  UPON
            EXERCISE HEREOF HAVE BEEN REGISTERED  UNDER THE SECURITIES
            ACT OF 1933 OR ANY  STATE  SECURITIES  LAWS AND MAY NOT BE
            SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR
            AN EXEMPTION  THEREFROM  UNDER THE  SECURITIES ACT OF 1933
            AND APPLICABLE STATE SECURITIES LAWS.

                        WARRANT TO PURCHASE COMMON STOCK
                              OF GVI SECURITY, INC.

32,857 Shares of Common Stock                May 10, 2000 ("Warrant Issue Date")

            GVI Security,  Inc. a Delaware  corporation (the "Company"),  hereby certifies  that,  for value  received,  William  Teitelbaum  (the  "Holder")  is entitled, subject to the terms set forth below, to purchase from the Company, at the times during the Exercise Period  (defined  below)  provided for herein,  in whole or in part, that number of fully paid and non-assessable  shares of Common
Stock  (defined  below)  of  the  Company  determined  in  accordance  with  the provisions herein at the Exercise Price (defined below).  The Exercise Price and the number and  character of shares of Common Stock  subject to this Warrant are subject to adjustment as provided herein.

                                    ARTICLE I
                                   DEFINITIONS

            In addition to the other capitalized terms used in this Warrant, the following terms shall have the meanings given to them in this Article I.

            "Change of Control"  shall mean any  consolidation  or merger of the
Company with or into any other  corporation  or other  entity or person,  or any other  corporate  reorganization,  in  which  the  shareholders  of the  Company immediately prior to such consolidation, merger or reorganization, own less than fifty  percent (50%) of the  resulting or surviving  corporation's  voting power
immediately  after  such  consolidation,   merger  or  reorganization,   or  any
transaction or series of  transactions  to which the Company is a party in which in excess of fifty percent (50%) of the  Company's  voting power is  transferred
(excluding  any  merger or  consolidation  effected  exclusively  to change  the domicile of the Company),  or the sale,  lease,  or other  disposition of all or substantially all of the assets of the Company.

            "Common  Stock"  shall mean the common  stock,  par value  $.001 per share, of the Company.

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CUSIP No. 884098 10 4              13D            Page 51 of 80 Pages
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            "Exercise  Price" shall mean $0.10 per share,  subject to adjustment for stock  splits,  stock  dividends  and the like, as set forth in Article V of this Warrant.

            "IPO" shall mean the closing of an  underwritten  public offering of the Company's Common Stock in an offering of not less than $10,000,000.

            "Warrant  Shares"  shall mean  shares of Common  Stock  (subject  to adjustment  as set forth  herein)  that may be  acquired  upon  exercise of this
Warrant.

                                   ARTICLE II
                            NUMBER OF WARRANT SHARES

            2.1 Subject to the provisions of Article III and Article V hereof, this Warrant is exercisable for 32,857 shares of Common Stock at the Exercise
Price.

                                   ARTICLE III
                               EXERCISE OF WARRANT

            3.1 EXERCISE PERIOD AND PROCEDURE.

                (a) The Warrant shall be exercisable  by the Holder  hereof,  in whole or in part,  at any time and from  time to time  during  the  period  (the
"Exercise  Period")  beginning  on the  Effective  Date and  ending at 5:00 p.m.
(prevailing local time at the principal  executive office of the Company) on the earliest to occur of (i) the fifth anniversary of the Warrant Issue Date, (ii) a
Change of Control or (iii) an IPO.

                (b) The Warrant is  exercisable  by the  Holder,  in whole or in part, during the Exercise Period by the surrender of this Warrant, with the form of Notice of Exercise  attached hereto as Annex A duly completed and executed by such Holder, to the Company at its principal  executive office,  upon payment in cash,  by certified  or official  bank check or by wire  transfer,  of an amount equal to the Exercise  Price  multiplied by the number of shares of Common Stock being purchased pursuant to such exercise of the Warrant.

            3.2 PARTIAL  EXERCISE.  To the extent that this Warrant is exercised for less than the full number of shares of Common Stock subject to this Warrant, the  Company at its  expense  will  forthwith  issue to the Holder  hereof a new
Warrant or Warrants of like tenor exercisable for the number of shares of Common
Stock as to which  rights  have not been  exercised  (subject to  adjustment  as herein  provided),  such  Warrant  or  Warrants  to be issued in the name of the
Holder hereof or its nominee.

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CUSIP No. 884098 10 4              13D            Page 52 of 80 Pages
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                                   ARTICLE IV
                   DELIVERY OF STOCK CERTIFICATES ON EXERCISE

            As soon as  practicable  after  the  exercise  of this  Warrant  and payment of the Exercise Price, and in any event within 10 days  thereafter,  the
Company, at its expense, will cause to be issued in the name of and delivered to the  Holder  hereof  a  certificate  or  certificates  for  the  number  of duly authorized, validly issued, fully paid and non-assessable shares of Common Stock to which such Holder shall be entitled upon such exercise,  plus, in lieu of any fractional  share to which such Holder would  otherwise be entitled,  cash in an amount determined in accordance with Section 5.5 hereof. The Company agrees that the shares so purchased shall be deemed to be issued to the Holder hereof as the record  owner of such  shares as of the close of  business  on the date on which this  Warrant  shall have been  surrendered  and payment made for such shares as aforesaid.

                                    ARTICLE V
                                   ADJUSTMENTS

            5.1  ADJUSTMENTS  GENERALLY.  In order to  prevent  dilution  of the rights  granted  hereunder in the specific  circumstances  contemplated  by this
Article V, the Exercise  Price shall be subject to adjustment  from time to time in accordance  with this Article V. Upon each  adjustment of the Exercise  Price pursuant  to this  Article  V,  the  registered  Holder  of this  Warrant  shall thereafter be entitled to acquire upon exercise, at the Exercise Price resulting from  such  adjustment,  the  number of shares  of the  Company's  Common  Stock determined by (a) multiplying (i) the Exercise Price in effect immediately prior to such  adjustment by (ii) the number of shares of the  Company's  Common Stock issuable upon exercise  hereof  immediately  prior to such  adjustment,  and (b)
dividing  the  product  thereof  by  the  Exercise  Price  resulting  from  such adjustment.

            5.2 SUBDIVISIONS AND COMBINATIONS.  In case the Company shall at any time subdivide its  outstanding  shares of Common Stock into a greater number of shares (including, without limitation, through any stock split effected by means of a  dividend  on the Common  Stock  which is  payable  in Common  Stock),  the
Exercise  Price  in  effect  immediately  prior  to such  subdivision  shall  be proportionately  reduced,  and,  conversely,  in case the outstanding  shares of
Common Stock of the Company shall be combined  into a smaller  number of shares, the Exercise  Price in effect  immediately  prior to such  combination  shall be proportionately increased.

            5.3   REORGANIZATION   OR    RECLASSIFICATION.    If   any   capital
reorganization  or  reclassification  of the capital stock of the Company (other than a capital  reorganization or reclassification  that constitutes a Change of
Control)  shall be effected in such a way that  holders of Common Stock shall be entitled to receive stock, securities, cash or other property with respect to or in exchange for Common  Stock,  then, as a condition of such  reorganization  or reclassification,  adequate  provision  shall be made whereby the Holder of this
Warrant  shall have the right to  acquire  and  receive  upon  exercise  of this
Warrant  such  shares  of  stock,  securities,  cash or  other  property  of the successor  corporation that a holder of the shares  deliverable upon exercise of this  Warrant  would have been  entitled  to receive in such  reorganization  or

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CUSIP No. 884098 10 4              13D            Page 53 of 80 Pages
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reclassification  if this  Warrant had been  exercised  immediately  before such reorganization  or  reclassification.  The foregoing  provisions shall similarly apply to successive  reorganizations  or  reclassifications  and to the stock or securities of any other  corporation  that are at the time  receivable  upon the exercise of this Warrant. In all events,  appropriate adjustments (as reasonably determined  by the  Board  of  Directors  of the  Company)  shall be made in the application  of the  provisions  of this  Warrant with respect to the rights and interests of the Holder after the transaction, to the end that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any shares or other  property  deliverable  after that event upon exercise of this Warrant.

            5.4  ADJUSTMENT  BY BOARD OF  DIRECTORS.  If any event  occurs as to which, in the reasonable  opinion of the Board of Directors of the Company,  the provisions  of  this  Article  V are  not  strictly  applicable  or if  strictly applicable  would not fairly protect the rights of the Holder of this Warrant in accordance with the essential intent and principles of such provisions, then the
Board  of  Directors  may  make  such  adjustment  in the  application  of  such provisions,  in accordance  with such  essential  intent and  principles,  as it reasonably deems  appropriate so as to protect such rights as aforesaid,  but in no event shall any  adjustment  have the effect of increasing the Exercise Price as  otherwise  determined  pursuant to any of the  provisions  of this Article V except in the case of a combination of shares of a type  contemplated in Section
5.2 and then in no event to an amount larger than the Exercise Price as adjusted pursuant to Section 5.2.

                5.5 FRACTIONAL  SHARES. The Company shall not issue fractions of shares of Common Stock upon  exercise of this Warrant or scrip in lieu  thereof.
If any fraction of a share of Common Stock would,  except for the  provisions of this Section 5.5, be issuable upon  exercise of this  Warrant,  then the Company shall in lieu thereof pay to the person entitled thereto an amount in cash equal to the current value of such fraction,  calculated to the nearest  one-hundredth
(1/100) of a share,  to be computed on the basis of the  Exercise  Price then in effect.

            5.6 CERTIFICATE AS TO ADJUSTMENTS. Whenever the Exercise Price shall be adjusted as provided in this Article V, the Company  shall  promptly  compute such  adjustment  and furnish to the Holder hereof a  certificate  setting forth such  adjustment  and  showing in  reasonable  detail the facts  requiring  such adjustment,  the Exercise Price that will be effective after such adjustment and the number of shares and the amount,  if any, of other property that at the time would be received upon the exercise of this Warrant.

                                   ARTICLE VI
                                  NO IMPAIRMENT

            The  Company  will not,  by  amendment  of its  charter  or  through reorganization,  consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this  Warrant,  but will at all times in good  faith  assist in the carrying  out of all such terms and in the  taking of all such  action as may be necessary  or  appropriate  in order to protect the rights of the Holder  hereof against  impairment.  Without  limiting the  generality  of the  foregoing,  the
Company will not increase the par value of any shares of stock  receivable  upon the  exercise  of this  Warrant  above the  amount  payable  therefor  upon such exercise, and at all times will take all such action as may be necessary or

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CUSIP No. 884098 10 4              13D            Page 54 of 80 Pages
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appropriate  in order that the Company may validly and legally  issue fully paid and non-assessable stock upon the exercise of this Warrant.

                                   ARTICLE VII
                              RESERVATION OF STOCK

            The Company shall at all times reserve and keep available out of its authorized  but unissued  stock,  solely for the issuance and delivery  upon the exercise of this Warrant,  such number of its duly  authorized  shares of Common
Stock as from time to time shall be issuable  upon the exercise of this Warrant.
All of the shares of Common Stock  issuable upon exercise of this Warrant,  when issued  and  delivered  in  accordance  with  the  terms  hereof,  will  be duly authorized, validly issued, fully paid and non-assessable.

                                  ARTICLE VIII
                             REPLACEMENT OF WARRANT

            Upon receipt of evidence  reasonably  satisfactory to the Company of the loss,  theft,  destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity  agreement  reasonably satisfactory  to the Company  (with surety if reasonably  required),  or (in the case of mutilation)  upon surrender and cancellation  thereof,  the Company will issue, in lieu thereof, a new Warrant of like tenor and amount.

                                   ARTICLE IX
                                  NEGOTIABILITY

            9.1 OWNER OF  WARRANT.  The Company may deem and treat the person in
whose  name  this  Warrant  is   registered  as  the  Holder  and  owner  hereof
(notwithstanding  any  notations of  ownership or writing  hereon made by anyone other than the Company) for all purposes and shall not be affected by any notice to the contrary, until presentation of this Warrant for registration of transfer as provided below.

            9.2 TRANSFER OF WARRANT.  The Company agrees to maintain at its then principal  executive  office  books  for the  registration  of the  Warrant  and transfers  thereof,  and,  subject to the provisions of subsections 9.3, 9.4 and
9.5 below, this Warrant and all rights hereunder are  transferable,  in whole or in part,  on said books at said office,  upon  surrender of this Warrant at said office,  together  with the Notice of Transfer  attached  hereto as Annex B duly completed and executed by such Holder, to the Company at its principal executive office,  upon  payment in cash of funds  sufficient  to pay any  transfer  taxes payable upon the making of such  transfer.  Upon such  surrender and payment the
Company  shall  execute and deliver a new Warrant or Warrants in the name of the assignee  or  assignees  and in the  denominations  specified  in such Notice of
Transfer, and this Warrant shall promptly be canceled.

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            9.3 RESTRICTIONS ON EXERCISE AND TRANSFER.  Neither this Warrant nor the shares of Common  Stock  issuable  on  exercise  of this  Warrant  have been registered  under  the  Securities  Act  (the  "Securities  Act")  or any  state securities  laws (together with the Securities Act, the "Acts").  Therefore,  in order,  among other things, to ensure  compliance with the Acts  notwithstanding anything else in the Warrant to contrary, the Holder of this Warrant,  including any successive Holder, agrees by accepting this Warrant as follows: This Warrant and the shares of Common Stock which may be issued upon the exercise hereof, may not be exercised,  sold, transferred,  pledged or hypothecated in the absence of
(i) an effective registration statement or post-effective  amendment thereto for such Warrant, or shares of Common Stock,  respectively,  under the Acts, or (ii)
the  Holder's  delivery  to the  Company of an opinion  of  counsel,  reasonably
satisfactory   to  the  Company,   that  an  exemption  from  the   registration
requirements of the Acts is available.

            9.4 LEGEND ON SHARES.  Each  certificate  for shares of Common Stock initially  issued upon exercise of this Warrant,  unless at the time of exercise such  shares  are  registered  under  the Acts,  shall  bear  substantially  the following  legend  (and  any  additional  legend  required  under  said  Acts or otherwise):

                "The securities  represented by this  Certificate have
                not been  registered  under the Securities Act of 1933
                or any state  securities  acts (the "Acts") and cannot
                be  transferred  except (i) pursuant to a registration
                statement  effective  under the Acts, or (ii) pursuant
                to an exemption from the registration  requirements of
                the Acts."

Any  certificate  issued  at any  time  in  exchange  or  substitution  for  any certificate bearing such legend (except a new certificate issued upon completion of a public distribution pursuant to a registration  statement under the Acts of the securities  represented  thereby) shall also bear such legend unless, in the opinion of counsel for the Company,  the securities  represented thereby need no longer be subject to the transfer  restrictions  contained in this Warrant.  The exercise and transfer  restriction  provisions  of this Warrant shall be binding upon all subsequent Holders of the Warrant.

            9.5  TRANSFER  TAXES.  The Company  shall not be required to pay any federal or state  transfer  tax or charge  that may be payable in respect of any transfer involved in the transfer or delivery of this Warrant or the issuance or conversion  or delivery of  certificates  for Common  Stock in a name other than that of the  registered  Holder  of this  Warrant  or to  issue or  deliver  any certificates  for Common Stock upon the  exercise of this Warrant  until any and all such taxes and charges shall have been paid by the Holder of this Warrant or until it has been established to the Company's  reasonable  satisfaction that no such tax or charge is due.

            9.6 NO RIGHTS AS SHAREHOLDER. Prior to the exercise of this Warrant, the Holder  hereof shall not be entitled to any rights of a  shareholder  of the
Company  with  respect to shares for which this  Warrant  shall be  exercisable, including,  without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any  proceedings of the Company;  provided,  however,  the
Company shall provide any information that the Holder shall  reasonably  request in connection with its determination to exercise this Warrant.

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CUSIP No. 884098 10 4              13D            Page 56 of 80 Pages
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                                    ARTICLE X
                              SUBDIVISION OF RIGHTS

            This  Warrant (as well as any new  Warrants  issued  pursuant to the provisions of this Article X) is exchangeable,  upon the surrender hereof by the
Holder hereof,  at the principal  executive office of the Company for any number of new Warrants of like tenor and date  representing  in the aggregate the right to  subscribe  for and  purchase  the  number of  shares of Common  Stock of the
Company which may be subscribed for and purchased hereunder.

                                   ARTICLE XI
                         REPRESENTATIONS AND WARRANTIES.

            The Holder of this Warrant represents and warrants by accepting this
Warrant as follows:

            11.1 EXPERIENCE;  RISK. The Holder has such knowledge and experience in financial and business  matters that such Holder is capable of evaluating the merits and risks of the  purchase of the shares of Common  Stock  issuable  upon exercise of this Warrant and of protecting the Holder's  interests in connection
therewith.   The  Holder  is  able  to  fend  for  itself  in  the  transactions contemplated  by this Warrant and has the ability to bear the  economic  risk of the investment, including complete loss of the investment.

            11.2 INVESTMENT. The Holder is acquiring this Warrant and the shares of Common Stock  issuable upon exercise of this Warrant for  investment  for its own account, not as a nominee or agent, and not with a view to, or for resale in connection  with,  any  distribution  thereof,  and the  Holder  has no  present intention of selling,  granting any participation in, or otherwise  distributing the same.  The Holder  understands  that this  Warrant  and the shares of Common
Stock issuable upon exercise of this Warrant have not been registered  under the
Acts by reason of a specific  exemption from the registration  provisions of the
Acts  which  depends  upon,  among  other  things,  the bona fide  nature of the investment intent and the accuracy of such Holder's representations as expressed herein.

            11.3 RESTRICTED  SECURITIES;  RULE 144. The Holder  understands that this  Warrant  and the shares of Common  Stock  issuable  upon  exercise of this
Warrant  will  be  "restricted  securities"  under  applicable  securities  laws inasmuch  as they are being  acquired  from the  Company  in a  transaction  not involving a public offering and that under such laws and applicable  regulations the  Warrant  and the shares of Common  Stock  issuable  upon  exercise  of this
Warrant  may be resold  without  registration  under  the Acts  only in  certain limited  circumstances.  The Holder acknowledges that the Warrant and the shares of Common Stock issuable upon exercise of this Warrant must be held indefinitely unless  subsequently  registered  under  the  Acts  or an  exemption  from  such registration  is  available.  The Holder is aware of the  provisions of Rule 144 promulgated  under the  Securities  Act which  permit  limited  resale of shares purchased  in a  private  placement  subject  to  the  satisfaction  of  certain conditions.

            11.4 INFORMATION. The Holder has been furnished with all information which it deems  necessary  to evaluate  the merits and risks of investing in the

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Warrant and has had the opportunity to ask questions  concerning the Warrant and the Company and all questions posed have been answered to its satisfaction.  The
Holder has been given the  opportunity to obtain any  additional  information it deems  necessary to verify the accuracy of any information  obtained  concerning the Warrant and the Company.  The Holder has such  knowledge  and  experience in financial and business  matters that it is able to evaluate the merits and risks of investing in the Warrant and to make an informed decision relating thereto.

            11.5 NO PUBLIC MARKET.  The Holder understands that no public market now exists for any of the securities  issued by the Company and that there is no assurance that a public market will ever exist for the securities.

            11.6  ACCREDITED  INVESTOR.  The Holder is an "accredited  investor"
within the meaning of Rule 501 promulgated under the Securities Act.

            11.7 MARKET STANDOFF  AGREEMENT.  In connection with an IPO and upon request of the Company or the underwriters  managing such IPO, the Holder agrees not to sell or  otherwise  transfer  or dispose  of any  shares of Common  Stock acquired upon exercise of this Warrant (or common stock acquired upon conversion of the Common Stock),  without the prior written  consent of the Company or such underwriters,  as the case may be,  for such  period of time (not to exceed  180 days) from the effective  date of such  registration  as may be requested by the
Company  or such  managing  underwriters  and to enter  into an  agreement  with respect  to  the  foregoing  in a form  satisfactory  to the  Company  and  such underwriter.  The Company may impose stop transfer  instructions with respect to the shares of capital stock subject to the foregoing  restriction  until the end of the standoff period.

                                   ARTICLE XII
                                  MISCELLANEOUS

            12.1 NOTICES. Any notice required or permitted by this Warrant shall be in writing  and shall be deemed  sufficient  upon  delivery,  when  delivered personally  or by a  nationally-recognized  delivery  service  (such as  Federal
Express or UPS),  or  forty-eight  (48) hours after being  deposited in the U.S.
mail, as certified or registered  mail, with postage  prepaid,  addressed to the party  to be  notified  at  such  party's  address  as  set  forth  below  or as subsequently modified by written notice.

            12.2  HEADINGS.  The  headings in this  Warrant are for  purposes of reference only, and shall not limit or otherwise affect the meaning hereof.

            12.3 AMENDMENT; WAIVER.

                (a) This  Warrant and any term  hereof may be  amended,  waived, discharged  or terminated  only by an instrument in writing  signed by the party against whom enforcement of such amendment,  waiver, discharge or termination is sought.

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CUSIP No. 884098 10 4              13D            Page 58 of 80 Pages
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                (b) No  waivers  of any term,  condition  or  provision  of this
Warrant, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

            12.4 GOVERNING LAW. This Warrant shall be construed and  interpreted according to the laws of the State of Delaware,  without giving effect to any of the conflicts of laws or choice of law provisions  thereof that would compel the application of the substantive laws of any other jurisdiction.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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CUSIP No. 884098 10 4              13D            Page 59 of 80 Pages
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                [SIGNATURE PAGE OF TEITELBAUM WARRANT AGREEMENT]

            IN WITNESS WHEREOF, the Company has executed and issued this Warrant on the date first written above.

                                       GVI SECURITY, INC.

                                       By: /s/ Thomas Wade
                                           --------------------------
                                           Thomas Wade
                                           Chief Executive Officer

                                       Address:
                                       GVI Security, Inc.
                                       1400 West Northwest Hwy
                                       Grapevine, TX 75061

AGREED TO AND ACCEPTED:

/s/ William Teitelbaum
----------------------
William Teitelbaum

Address:

________________________
________________________
________________________

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CUSIP No. 884098 10 4              13D            Page 60 of 80 Pages
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                                     ANNEX A

                               NOTICE OF EXERCISE

                  [To be signed only upon exercise of Warrant]

                                                   Date:________________________

To GVI Security, Inc.:

            The  undersigned,  pursuant  to  the  provisions  set  forth  in the attached Warrant, hereby irrevocably elects to purchase _______ shares of Common
Stock (the  "Shares")  covered by such  Warrant and  herewith  makes  payment of
$________________,  representing  the full purchase price for such Shares at the price per share provided for in such Warrant.

                                                   -----------------------------
                                                   Signature:

                                                   Print name:__________________

                                                   Date:________________________

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CUSIP No. 884098 10 4              13D            Page 61 of 80 Pages
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                                     ANNEX B

                               NOTICE OF TRANSFER

                  [To be signed only upon transfer of Warrant]

            FOR VALUE  RECEIVED,  the  undersigned  hereby  sells,  assigns  and transfers  unto the  Assignee  named below the right  represented  by the within
Warrant with  respect to the number of shares of Common  Stock of GVI  Security,
Inc. set forth below:

Name of Assignee              Address                 No. of Shares

and  appoints  _____________________  attorney  to  transfer  said  right on the warrant  register of GVI Security,  Inc. with full power of  substitution in the premises.

Dated:_______________________            _______________________________________
                                         (Signature must conform in all respects
                                         to name of the Holder as  specified  on
                                         the face of the Warrant)

                                         Address:

                                         _______________________________________
                                         _______________________________________
                                         _______________________________________

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CUSIP No. 884098 10 4              13D            Page 62 of 80 Pages
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                                                                       Exhibit 3
                         REGISTRATION RIGHTS AGREEMENT

            This  Registration  Rights  Agreement is made and entered into as of
February  19, 2004 (this  "Agreement"),  by and among  Thinking  Tools,  Inc., a
Delaware  corporation  (the  "Company"),  and  each of the  stockholders  of the
Company listed on Schedule 1 attached hereto (individually, a "Stockholder" and, collectively, the "Stockholders").

            WHEREAS,  the Company has entered into a certain  Agreement and Plan of Merger dated as of February 19, 2004 (the  "Merger  Agreement")  by and among the  Company,  GVI  Security,  Inc.,  a Delaware  corporation  and GVI  Security
Acquisition Corp., a Delaware corporation; and

            WHEREAS,  the  Company  has  agreed  to enter  into  this  Agreement pursuant to the terms of the Merger Agreement.

            NOW, THEREFORE, the parties hereto hereby agree as follows:

            1.  Definitions.  Capitalized  terms used and not otherwise  defined herein that are defined in the Merger  Agreement  shall have the meanings  given such terms in the Merger  Agreement.  As used in this  Agreement,  the following terms shall have the following meanings:

             "Black  Out  Period"  shall have the  meaning  set forth in Section
      2(a).

             "Business  Day"  shall  mean  any day that is not a  Saturday  or a
      Sunday or a day on which banks located in New York City are  authorized or required to be closed.

             "Commission"  means  the  United  States  Securities  and  Exchange
      Commission.

             "Common  Stock" means the Company's  common stock,  par value $.001 per share,  or any other  securities of the Company into which such common stock is reclassified or reconstituted.

             "Effectiveness  Period" shall have the meaning set forth in Section
      2(a).

             "Effective  Time" shall mean the date and time of the  consummation of the Merger,  as  evidenced by the filing of the  Certificate  of Merger with the Secretary of State of the State of Delaware.

             "Exchange  Act"  means  the  Securities  Exchange  Act of 1934,  as amended.

             "Filing  Date" means,  with respect to the  Registration  Statement required  to be filed  hereunder  and  subject to the  Company's  right to suspend the Registration Statement in Section 2(a), the 120th calendar day following the Effective Time; provided,  however, that the Filing Date may be  extended  with  the  consent  of  the  Holders  of a  majority  of the
      Registrable Securities.

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             "Holder" or "Holders" means the holder or holders,  as the case may be, from time to time of Registrable Securities.

             "Indemnified  Party"  shall have the  meaning  set forth in Section
      5(c).

             "Indemnifying  Party"  shall have the  meaning set forth in Section
      5(c).

             "Losses" shall have the meaning set forth in Section 5(a).

             "Preferred Stock" means any shares of any series of preferred stock issued by the Company and held by a  Stockholder  as of the date hereof as set forth on Schedule 1.

             "Proceeding"  means  an  action,  claim,  suit,   investigation  or
      proceeding  (including,  without  limitation,  an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

             "Prospectus"  means the  prospectus  included  in the  Registration
      Statement (including,  without limitation,  a prospectus that includes any information  previously  omitted  from a  prospectus  filed  as part of an effective  registration  statement in reliance upon Rule 430A  promulgated under the Securities  Act), as amended or  supplemented  by any prospectus supplement,  with  respect to the terms of the  offering of any portion of the Registrable Securities covered by the Registration Statement,  and all
      other   amendments   and   supplements   to  the   Prospectus,   including
      post-effective  amendments,  and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

             "Registrable  Securities"  means  (i) any and all  shares of Common
      Stock owned by the  Stockholders  as of the date hereof,  (ii) any and all shares of Common Stock  issuable to the  Stockholders  upon the  exercise, exchange  or  conversion  of  shares  of  Preferred  Stock  owned  by  the
      Stockholders  as of the date  hereof,  (iii) any and all  shares of Common
      Stock  issuable  to  the  Stockholders  upon  the  exercise,  exchange  or conversion of Warrants  owned by the  Stockholders  as of the date hereof, and (iv) any and all  shares  of  Common  Stock  or  other  capital  stock issuable upon any stock split, stock dividend,  recapitalization,  merger, consolidation  or similar event with respect to any of the foregoing after the date hereof, provided, however, that any securities deemed Registrable
      Securities in accordance herewith shall cease to be Registrable Securities
      (i)  upon  the  sale  of  such  securities  pursuant  to the  Registration
      Statement,  (ii)  upon the sale of such  securities  pursuant  to Rule 144 promulgated  under the  Securities  Act or (iii) on the date on which such securities  become eligible for sale under Rule 144(k)  promulgated  under the Securities Act.

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             "Registration  Statement" means the registration statement required to be filed hereunder, including (in each case) the Prospectus, amendments and  supplements to the  registration  statement or Prospectus,  including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in the registration statement.

             "Rule 415" means Rule 415 promulgated by the Commission pursuant to the Securities  Act, as such Rule may be amended from time to time, or any similar rule or  regulation  hereafter  adopted by the  Commission  having substantially the same effect as such Rule.

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             "Rule 424" means Rule 424 promulgated by the Commission pursuant to the Securities  Act, as such Rule may be amended from time to time, or any similar rule or  regulation  hereafter  adopted by the  Commission  having substantially the same effect as such Rule.

             "Securities Act" means the Securities Act of 1933, as amended.

      2.    Registration.

            (a) On or prior to the Filing Date,  the Company  shall  prepare and file with the Commission the Registration  Statement  covering the resale of all of the Registrable  Securities for an offering to be made on a continuous  basis pursuant  to Rule 415.  The  Registration  Statement  required  hereunder  shall contain  (except  if  otherwise  directed  by the  Holders  or  required  by the
Commission) the "Plan of  Distribution"  attached hereto as Annex A. The Company shall  use  its  commercially  reasonable  efforts  to  cause  the  Registration
Statement  to be  declared  effective  under the  Securities  Act as promptly as possible after the filing  thereof,  and shall use its  commercially  reasonable efforts to keep the  Registration  Statement  continuously  effective  under the
Securities  Act  until  the  date  which  is two (2)  years  after  the date the
Registration  Statement  was  declared  effective  or such earlier date when all
Registrable  Securities covered by the Registration  Statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) as determined by the counsel to the Company  pursuant to a written  opinion letter to such effect
(the "Effectiveness Period");  provided,  however, that the Company may postpone the filing of the  Registration  Statement and suspend the  effectiveness of any
Registration  Statement,  suspend  the use of any  Prospectus  and  shall not be required  to  amend  or  supplement  the  Registration  Statement,  any  related
Prospectus or any document  incorporated  therein by reference) for a period not to exceed an  aggregate  of 90 days (a "Black Out Period") in the event that (1)
an event or  circumstance  occurs  and is  continuing  as a result  of which the
Registration  Statement,  any related  Prospectus  or any document  incorporated therein by reference as then amended or  supplemented  would,  in the good faith judgment of the Board of Directors of the Company,  contain an untrue  statement of a material fact or omit to state a material  fact  necessary in order to make the statements  therein, in the light of the circumstances under which they were made,  not  misleading,  and (2) the disclosure  relates to a material  business transaction  which has not yet been  publicly  disclosed  and the  disclosure of which,  in the good faith  judgment of the Board of  Directors  of the  Company, could  reasonably be expected to have a material adverse effect on the business, operations or prospects of the Company; provided, further that the Effectiveness
Period shall be extended by the number of days in any Black Out Period occurring during the Effectiveness Period. In the event of the occurrence of any Black Out
Period,  the Company will promptly notify the Holders of Registrable  Securities thereof in writing.  The Company shall not effect more than one Black Out Period pursuant to the terms hereof in any consecutive 365 day period.

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            (b) Registrations  under this Section 2 shall be on such appropriate registration form of the Commission as shall be selected by the Company.  In the event  that Form S-3 is not  available  for the  registration  of the  resale of
Registrable  Securities hereunder,  the Company shall register the resale of the
Registrable  Securities on Form S-3 as soon as such form is available,  provided that the Company shall use its best efforts to maintain the effectiveness of the
Registration Statement then in effect until such time (but only until such time)
as a Registration  Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission.

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      3.    Registration Procedures

            In connection with the Company's registration obligations hereunder, the Company shall:

            (a) (i) Prior to the filing of the Registration  Statement,  furnish the Holders with the sections of the Registration Statement which are applicable to the Holders,  and (ii) not file any document containing  information relating to a Holder which such Holder reasonably objects.

            (b) (i) Other than during a Black Out Period,  prepare and file with the Commission such  amendments,  including  post-effective  amendments,  to the
Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration  Statement  continuously  effective as to the applicable  Registrable Securities for the Effectiveness Period; (ii) other than during a Black Out  Period,  cause  the  related  Prospectus  to be  amended  or supplemented by any required  Prospectus  supplement,  and as so supplemented or amended  to be  filed  pursuant  to Rule  424;  (iii)  respond  as  promptly  as commercially  practicable  to any comments  received  from the  Commission  with respect to the Registration  Statement or any amendment thereto; and (iv) comply in all material  respects  with the  provisions  of the  Securities  Act and the
Exchange  Act with  respect to the  disposition  of all  Registrable  Securities covered by the Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders thereof set forth in the
Registration Statement as so amended or in such Prospectus as so supplemented.

            (c)  Notify  the  Holders of  Registrable  Securities  to be sold as promptly as commercially  practicable  (i)(A) when any Prospectus  supplement or post-effective  amendment to the Registration Statement is proposed to be filed;
and  (B)  with  respect  to the  Registration  Statement  or any  post-effective amendment,  when the same  has  become  effective;  (ii) of any  request  by the
Commission  or any other  Federal  or state  governmental  authority  during the period  of  effectiveness  of  the  Registration  Statement  for  amendments  or supplements  to the  Registration  Statement  or  Prospectus  or for  additional information;  (iii) of the issuance by the  Commission  or any other  federal or state  governmental  authority of any stop order suspending the effectiveness of the Registration  Statement covering any or all of the Registrable Securities or the initiation of any Proceedings  for that purpose;  (iv) of the receipt by the
Company of any notification  with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any  jurisdiction,  or the  initiation or threatening of any Proceeding for such purpose;  and (v) of the  occurrence  of any event or passage of time that makes the financial  statements included in the Registration  Statement ineligible for inclusion  therein  or any  statement  made  in the  Registration  Statement  or
Prospectus or any document  incorporated or deemed to be incorporated therein by reference  untrue in any material  respect or that requires any revisions to the
Registration  Statement,  Prospectus or other  documents so that, in the case of the  Registration  Statement or the Prospectus,  as the case may be, it will not

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contain any untrue  statement  of a material  fact or omit to state any material fact required to be stated therein or necessary to make the statements  therein, in light of the circumstances under which they were made, not misleading.

            (d) Use its  commercially  reasonable  efforts to avoid the issuance of,  or, if  issued,  obtain  the  withdrawal  of (i) any order  suspending  the effectiveness  of the  Registration  Statement,  or (ii) any  suspension  of the qualification  (or  exemption  from  qualification)  of any  of the  Registrable
Securities for sale in any jurisdiction, at the earliest practicable moment.

            (e) Promptly deliver to each Holder,  without charge, as many copies of the Prospectus or  Prospectuses  (including each form of prospectus) and each amendment  or  supplement  thereto as such  Persons  may  reasonably  request in connection  with resales by the Holder of  Registrable  Securities.  The Company
hereby  consents to the use of such  Prospectus and each amendment or supplement thereto by each of the selling  Holders in connection with the offering and sale of the  Registrable  Securities  covered by such Prospectus and any amendment or supplement  thereto,  except after the giving of any notice  pursuant to Section
3(c) and other than during a Black Out Period.

            (f) Prior to any resale of Registrable  Securities by a Holder,  use its commercially reasonable efforts to register or qualify or cooperate with the selling  Holders  in  connection  with the  registration  or  qualification  (or exemption from the Registration or qualification) of such Registrable Securities for the  resale  by the  Holder  under the  securities  or Blue Sky laws of such jurisdictions  within the United  States as any Holder  reasonably  requests  in writing,  to keep  each  of the  Registration  or  qualification  (or  exemption therefrom) effective during the Effectiveness Period and to do any and all other
acts  or  things  reasonably   necessary  to  enable  the  disposition  in  such
jurisdictions  of  the  Registrable   Securities  covered  by  the  Registration
Statement; provided, that the Company shall not be required to qualify generally to do business in any  jurisdiction  where it is not then so qualified,  subject the Company to any material tax in any such jurisdiction where it is not then so
subject  or  file  a  general   consent  to  service  of  process  in  any  such
jurisdiction.

            (g) If  requested  by the  Holders,  cooperate  with the  Holders to facilitate  the timely  preparation  and delivery of  certificates  representing
Registrable  Securities  to  be  delivered  to  a  transferee  pursuant  to  the
Registration  Statement,  which  certificates  shall  be  free,  to  the  extent permitted by the Merger  Agreement,  of all restrictive  legends,  and to enable such Registrable  Securities to be in such  denominations and registered in such names as any such Holders may request.

            (h)  Upon  the  occurrence  of any  event  contemplated  by  Section
3(c)(v),  other than  during a Black Out Period,  as  promptly  as  commercially practicable,  prepare a  supplement  or  amendment,  including a  post-effective amendment,  to  the  Registration  Statement  or a  supplement  to  the  related
Prospectus or any document  incorporated or deemed to be incorporated therein by reference,  and  file  any  other  required  document  so  that,  as  thereafter delivered,  neither the Registration  Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated  therein or necessary to make the statements  therein,  in light of the circumstances under which they were made, not misleading.

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            (i)  Comply  with  all  applicable  rules  and  regulations  of  the
Commission.

            (j) The Company may require  each  selling  Holder to furnish to the
Company a  certified  statement  as to the  number  of  shares  of Common  Stock beneficially owned by such Holder and the Person that has voting and dispositive control over the Shares.  Each Holder  agrees to  cooperate  with the Company as reasonably  requested  by the Company in  connection  with the  preparation  and filing of the  Registration  Statement,  unless  such  Holder has  notified  the
Company in writing of such  Holder's  election to exclude  all of such  Holder's
Registrable Securities from the Registration Statement, including the furnishing to the  Company of such  information  regarding  such  Holder,  the  Registrable
Securities  held  by  it,  and  the  intended  method  of  disposition  of  such
Registrable   Securities  to  effect  the   registration  of  such   Registrable
Securities.  The Company shall have no  responsibility to any selling Holder, to the extent such selling  Holder fails to provide  such  information  in a timely manner, and if the Company,  acting reasonably,  determines it appropriate,  the
Company may delay the filing of any such Registration Statement until the Holder
provides  such   information  or  exclude  the  Holder's   securities  from  the
registration.

            4.  Registration  Expenses.  All fees and  expenses  incident to the performance  of or compliance  with this Agreement by the Company shall be borne by the Company  whether or not any  Registrable  Securities are sold pursuant to the Registration  Statement.  The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees
(including,  without  limitation,  fees and expenses (A) with respect to filings required  to be made with any  exchange  or  trading  market on which the Common
Stock is then listed for trading,  and (B) in compliance with  applicable  state securities  or Blue  Sky  laws),  (ii)  printing  expenses  (including,  without limitation,  expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the  holders  of a  majority  of  the  Registrable  Securities  included  in the
Registration Statement), (iii) messenger,  telephone and delivery expenses, (iv)
fees and disbursements of counsel for the Company,  (v) Securities Act liability insurance, if the Company so desires such insurance,  and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the  transactions  contemplated by this Agreement.  In addition,  the Company shall be  responsible  for all of its internal  expenses  incurred in connection with  the  consummation  of the  transactions  contemplated  by  this  Agreement
(including,  without  limitation,  all salaries and expenses of its officers and employees  performing  legal or  accounting  duties),  the expense of any annual audit and the fees and expenses  incurred in connection  with the listing of the
Registrable  Securities  on  any  securities  exchange  as  required  hereunder.
Notwithstanding the foregoing,  all underwriting  discounts and commissions,  if any, and  transfer  taxes  relating to  Registrable  Securities  included in any registration  effected pursuant to this Agreement will be borne and paid ratably by the Holders of such Registrable Securities.

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        5.   Indemnification

            (a) Indemnification by the Company.  The Company shall indemnify and hold harmless each Holder, the officers, directors, agents and employees of each of them, each Person who controls any such Holder (within the meaning of Section
15 of the  Securities  Act or Section 20 of the Exchange  Act) and the officers, directors,  agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims,
damages,   liabilities,   costs  (including,   without  limitation,   reasonable
attorneys'  fees) and expenses  (collectively,  "Losses"),  as incurred,  to the extent arising out of or relating to any untrue or alleged untrue statement of a material fact  contained in the  Registration  Statement,  any Prospectus or any
form  of  prospectus  or in  any  amendment  or  supplement  thereto  or in  any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact  required to be stated  therein or necessary to make the  statements  therein (in the case of any Prospectus or form of prospectus or supplement  thereto,  in light of the circumstances  under which they were made)
not  misleading,  except to the extent,  but only to the  extent,  that (1) such untrue statements or omissions are based solely upon information  regarding such
Holder  furnished  in writing to the  Company by such Holder  expressly  for use therein,  or to the extent that such information  relates to such Holder or such
Holder's  proposed  method of  distribution  of  Registrable  Securities and was reviewed and expressly  approved in writing by such Holder  expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment  or  supplement  thereto  (it being  understood  that the  Holder  has approved Annex A hereto for this  purpose),  or (2) in the case of an occurrence of a Black Out Period or an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective  Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective or of the  occurrence  of a Black Out  Period,  and prior to the receipt by such
Holder of the Advice contemplated in Section 7(c) or the termination of the such
Black Out Period,  as applicable.  The Company shall notify the Holders promptly of the  institution,  threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

            (b) Indemnification by Holders. Each Holder shall, severally and not jointly,  indemnify  and hold  harmless the Company,  its  directors,  officers, agents and employees,  each Person who controls the Company  (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the
directors,  officers,  agents or employees of such controlling  Persons,  to the fullest  extent  permitted by applicable  law,  from and against all Losses,  as incurred,  to the extent arising out of or based upon: (x) such Holder's failure to comply with the prospectus delivery requirements of the Securities Act or (y)
any untrue or alleged  untrue  statement  of a material  fact  contained  in any
Registration  Statement,  any Prospectus,  or any form of prospectus,  or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged  omission of a material  fact required to be stated therein or necessary to make the statements  therein not misleading
(i) to the  extent,  but only to the  extent,  that  such  untrue  statement  or omission is contained in any  information so furnished in writing by such Holder to the Company specifically for inclusion in the Registration  Statement or such
Prospectus,  or (ii) to the extent that (1) such untrue  statements or omissions are based solely upon information  regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information  relates  to  such  Holder  or  such  Holder's  proposed  method  of distribution of Registrable  Securities and was reviewed and expressly  approved in writing by such Holder  expressly for use in the  Registration  Statement (it

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being  understood that the Holder has approved Annex A hereto for this purpose), such  Prospectus  or such form of  Prospectus  or in any amendment or supplement thereto or (2) in the case of an occurrence of a Black Out Period or an event of the  type  specified  in  Section  3(c)(ii)-(v),  the use by such  Holder  of an outdated or defective  Prospectus  after the Company has notified such Holder in writing that the  Prospectus is outdated or defective or of the  occurrence of a
Black  Out  Period,  and  prior to the  receipt  by such  Holder  of the  Advice contemplated in Section 7(c) or the termination of the such Black Out Period, as applicable.  In no event shall the liability of any selling Holder  hereunder be greater in amount than the dollar  amount of the net  proceeds  received by such
Holder  upon  the  sale  of the  Registrable  Securities  giving  rise  to  such indemnification obligation.

            (c) Conduct of Indemnification  Proceedings. If any Proceeding shall be brought or asserted  against any Person  entitled to indemnity  hereunder (an
"Indemnified  Party"),  such Indemnified  Party shall promptly notify the Person from whom  indemnity is sought (the  "Indemnifying  Party") in writing,  and the
Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel  reasonably  satisfactory to the Indemnified Party and the  payment  of all fees and  expenses  incurred  in  connection  with  defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve  the  Indemnifying  Party of its  obligations  or  liabilities pursuant  to this  Agreement,  except  (and only) to the extent that it shall be finally determined by a court of competent  jurisdiction (which determination is not subject to appeal or further review) that such failure shall have prejudiced the Indemnifying Party.

            An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense  thereof,  but the fees and expenses of such counsel shall be at the expense of such  Indemnified  Party or Parties unless:  (1) the Indemnifying Party has agreed in writing to pay such fees and  expenses;  (2) the  Indemnifying  Party shall have failed  promptly to assume  the  defense  of  such  Proceeding  and  to  employ  counsel  reasonably satisfactory to such Indemnified Party in any such Proceeding;  or (3) the named

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parties to any such Proceeding  (including any impleaded  parties)  include both such Indemnified  Party and the Indemnifying  Party, and such Indemnified  Party shall have been  advised by counsel  that a conflict  of  interest  is likely to exist if the same  counsel  were to  represent  such  Indemnified  Party and the
Indemnifying  Party (in which  case,  if such  Indemnified  Party  notifies  the
Indemnifying  Party in writing that it elects to employ separate  counsel at the expense of the Indemnifying  Party,  the  Indemnifying  Party shall not have the right to assume the defense  thereof and the reasonable fees and expenses of one separate  counsel  shall  be at the  expense  of the  Indemnifying  Party).  The
Indemnifying Party shall not be liable for any settlement of any such Proceeding effected  without its written  consent,  which consent shall not be unreasonably withheld.  No Indemnifying Party shall, without the prior written consent of the
Indemnified Party, effect any settlement of any pending Proceeding in respect of which any  Indemnified  Party is a party,  unless  such  settlement  includes an unconditional  release of such  Indemnified  Party from all  liability on claims that are the subject matter of such Proceeding.

            All reasonable fees and expenses of the Indemnified Party (including reasonable  fees  and  expenses  to  the  extent  incurred  in  connection  with
investigating   or  preparing  to  defend  such   Proceeding  in  a  manner  not
inconsistent  with this  Section)  shall be paid to the  Indemnified  Party,  as incurred,  within  ten (10)  Business  Days of  written  notice  thereof  to the
Indemnifying  Party;  provided,   that  the  Indemnified  Party  shall  promptly
reimburse  the  Indemnifying  Party for that  portion of such fees and  expenses applicable to such actions for which such  Indemnified  Party is not entitled to indemnification  hereunder,  determined  based upon the  relative  faults of the parties.

            (d) Contribution.  If a claim for indemnification under Section 5(a)
or 5(b) is unavailable  to an  Indemnified  Party (by reason of public policy or
otherwise),   then  each  Indemnifying  Party,  in  lieu  of  indemnifying  such
Indemnified  Party,  shall  contribute  to the  amount  paid or  payable by such
Indemnified  Party  as a  result  of  such  Losses,  in  such  proportion  as is appropriate  to  reflect  the  relative  fault  of the  Indemnifying  Party  and
Indemnified  Party in connection with the actions,  statements or omissions that resulted in such Losses as well as any other relevant equitable  considerations.
The relative fault of such  Indemnifying  Party and  Indemnified  Party shall be determined by reference to, among other things,  whether any action in question, including any untrue or alleged untrue  statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information  supplied by, such Indemnifying  Party or Indemnified Party, and the parties'  relative intent,  knowledge,  access to information and opportunity to correct or prevent  such  action,  statement  or  omission.  The amount  paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable  fees or  expenses  incurred  by such  party in  connection  with any
Proceeding to the extent such party would have been indemnified for such fees or expenses if the  indemnification  provided for in this Section was  available to such party in accordance with its terms.

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            The parties  hereto agree that it would not be just and equitable if contribution  pursuant  to  this  Section  5(d)  were  determined  by  pro  rata allocation or by any other method of allocation  that does not take into account the equitable considerations referred to in the immediately preceding paragraph.
Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds  actually  received  by such  Holder  from the sale of the  Registrable
Securities subject to the Proceeding exceeds the amount of any damages that such
Holder has  otherwise  been  required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, except in the case of fraud by such Holder.

            The indemnity and contribution  agreements contained in this Section are in addition to any liability that the  Indemnifying  Parties may have to the
Indemnified Parties.

            6.  Lock-Up.  Each Holder hereby  represents,  covenants and agrees, that  during the  Effectiveness  Period,  such  Holder  will not,  in any 90-day period,  sell,  assign,  or  transfer  shares of  Common  Stock in excess of ten percent (10%) of the number of shares of Common Stock held by such Holder (on an as  converted  basis) as of the date  hereof.  The sale by a Holder of less than such number of shares in any 90-day  period shall not permit such Holder to sell in excess of such amount as a result thereof in a succeeding 90-day period.  The
Company may impose  stop-transfer  instructions with respect to shares of Common
Stock now or hereafter held by a Holder to enforce a Holder's  obligations under this Section 6.

        7.  Miscellaneous

            (a)  Remedies.  In the  event of a  breach  by the  Company  or by a
Holder,  of any of their  obligations  under this Agreement,  each Holder or the
Company,  as the case may be, in  addition to being  entitled  to  exercise  all rights granted by law and under this Agreement,  including  recovery of damages, will be entitled to specific performance of its rights under this Agreement. The
Company and each Holder agree that monetary  damages would not provide  adequate compensation  for any losses  incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific  performance  in respect of such breach,  it shall waive the defense that a remedy at law would be adequate.

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CUSIP No. 884098 10 4              13D            Page 74 of 80 Pages
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            (b) Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to
it  in  connection  with  sales  of  Registrable   Securities  pursuant  to  the
Registration Statement.

            (c) Discontinued Disposition.  Each Holder agrees by its acquisition of such  Registrable  Securities that, upon receipt of a notice from the Company of the occurrence of a Black Out Period or of any event of the kind described in
Section  3(c),  such  Holder  will  forthwith  discontinue  disposition  of such
Registrable  Securities  under the  Registration  Statement  until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration
Statement or until it is advised in writing  (the  "Advice") by the Company that the use of the applicable Prospectus may be resumed or that the Black Out Period has terminated,  as applicable,  and, in either case, has received copies of any additional  or  supplemental  filings  that are  incorporated  or  deemed  to be incorporated  by reference in such  Prospectus or  Registration  Statement.  The
Company may provide  appropriate  stop orders to enforce the  provisions of this paragraph.

            (d)   Piggy-Back   Registrations.   If  at  any  time   during   the
Effectiveness Period there is not an effective  Registration  Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the  Commission a registration  statement  relating to an offering for its own account or the account of others under the  Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents  relating to equity  securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the stock option or other employee benefit  plans,  then the Company shall send to each Holder a written  notice of such  determination  and,  if within  fifteen  (15) days  after the date of such notice,  any such Holder shall so request in writing,  the Company shall include in such  registration  statement all or any part of such Registrable  Securities such Holder requests to be registered, subject to customary underwriter cutbacks applicable to all holders of registration rights.

            (e)  Amendments  and  Waivers.  The  provisions  of this  Agreement, including  the  provisions  of this  sentence,  may not be amended,  modified or supplemented,  and waivers or consents to departures from the provisions  hereof may not be given,  unless the same shall be in writing and signed by the Company and the Holders of a majority of the then  outstanding  Registrable  Securities.
Any such amendment, modification,  supplement, waiver or consent duly authorized by the Company and the Holders of a majority of the then outstanding Registrable
Securities shall be binding upon all remaining Holders.

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CUSIP No. 884098 10 4              13D            Page 75 of 80 Pages
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            (f)  Notices.  Any  notices  or  other  communications  required  or permitted  hereunder shall be sufficiently  given if in writing and delivered in
Person,  transmitted  by facsimile  transmission  (fax) or sent by registered or certified  mail (return  receipt  requested)  or recognized  overnight  delivery service, postage pre-paid,  addressed (a) if to a Holder to such address as such
Holder shall have furnished the Company in writing, or, until any such Holder so furnishes  an address  to the  Company,  then to and at the  address of the last
Holder of such  securities who has so furnished an address to the Company or (b)
if to the Company,  to Thinking  Tools,  Inc., 200 Park Avenue,  Suite 3900, New
York, New York 10016,  to the attention of the Corporate  Secretary,  or to such other  address  has such party may notify to the other  parties  in  writing.  A notice or  communication  will be  effective  (i) if  delivered  in Person or by overnight courier,  on the Business Day it is delivered,  (ii) if transmitted by telecopier,  on the Business Day of actual  confirmed  receipt by the  addressee thereof,  and (iii) if sent by registered or certified mail,  three (3) Business
Days after dispatch.

            (g) Binding  Effect;  Assignment.  This  Agreement  shall be binding upon,  and inure to the  benefit  of, the  parties  hereto and their  respective successors  and permitted  assigns.  The rights to cause the Company to register
Registrable Securities pursuant to this Agreement, may be assigned by any Holder without  limitation  to an  affiliate  (as such term is defined in the  Exchange
Act).  In  addition,  the rights to cause the  Company to  register  Registrable
Securities  pursuant to this  Agreement,  may be assigned by a  transferee  to a subsequent permitted transferee provided,  however,  that such transfer does not constitute  a  distribution  within  the  meaning of the  Securities  Act and is otherwise  effected in  accordance  with all  applicable  securities  laws.  Any transferee to which rights under this  Agreement are  transferred,  including an affiliate of a Holder,  shall:  (i) as a condition to such transfer,  deliver to the Company a written  instrument by which such transferee agrees to be bound by the obligations  imposed upon Holders under this Agreement to the same extent as if such transferee were a Holder under this Agreement;  and (ii) be deemed to be a Holder.

            (h) Course of Dealing;  Amendments,  Waivers and Consents. No course of dealing  between the parties shall operate as a waiver of any party's  rights under this Agreement.  Each party acknowledges that if any party,  without being required  to do so by this  Agreement,  gives any notice or  information  to, or obtains any consent from,  the other party,  such party shall not by implication have amended, waived or modified any provision of this Agreement, or created any duty to give any such notice or information or to obtain any such consent on any future occasion. No delay or omission on the part of any party in exercising any right under this Agreement  shall operate as a waiver of such right or any other right  hereunder  or  thereunder.  A waiver  on any one  occasion  shall  not be construed  as a bar to or waiver of any right or remedy on any future  occasion.
No amendment,  waiver or consent with respect to this Agreement shall be binding unless it is in writing  and signed by each of the  Company and the holders of a majority of the Registrable Securities then outstanding.

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CUSIP No. 884098 10 4              13D            Page 76 of 80 Pages
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            (i) Miscellaneous. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation hereof. This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof and supersedes any and all prior understandings and agreements, whether written or oral, with respect to such subject matter. This Agreement may be executed in counterparts, which together shall constitute one and the same instrument. This Agreement shall be governed by and construed in accordance with the laws (other than the conflict of laws rules) of the State of Delaware.

      IN WITNESS WHEREOF, the parties hereto have caused this Registration
Rights Agreement to be duly executed by their respective authorized persons as of the date first indicated above.

                                        THINKING TOOLS, INC.

                                        By:_____________________________________
                                        Name:
                                        Title:

                                        STOCKHOLDER:
                                        If Individual:

                                        Print Name:_____________________________
                                        Signature:______________________________

                                        If Corporation, Partnership, Limited
                                        Liability Company or Other Entity:

                                        Print Name of Entity:___________________

                                        Signature: By:__________________________
                                        Print Name and Title:___________________

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CUSIP No. 884098 10 4              13D            Page 77 of 80 Pages
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                                        STOCKHOLDER:

                                        If Individual:

                                        Print Name:_____________________________

                                        Signature:______________________________

                                        If Corporation, Partnership, Limited
                                        Liability Company or Other Entity:

                                        Print Name of Entity:___________________

                                        Signature: By:__________________________
                                        Print Name and Title:___________________

                                        STOCKHOLDER:
                                        If Individual:

                                        Print Name:_____________________________

                                        Signature:______________________________

                                        If Corporation, Partnership, Limited
                                        Liability Company or Other Entity:

                                        Print Name of Entity:___________________

                                        Signature: By:__________________________
                                        Print Name and Title:___________________

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CUSIP No. 884098 10 4              13D            Page 78 of 80 Pages
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                                     ANNEX A

                              Plan of Distribution

            The   Stockholders   and  any  of  their  pledgees,   assignees  and
successors-in-interest  may, from time to time,  sell any or all of their shares of Common Stock on any stock exchange,  market or trading  facility on which the shares  are traded or in private  transactions.  These  sales may be at fixed or negotiated  prices.  The  Stockholders  may use any one or more of the following methods when selling shares:

      o     ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o     block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o     purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o     an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     settlement of short sales;

      o     broker-dealers may agree with the Stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.

      The Stockholders may also sell shares under Rule 144 under the Securities
Act, if available, rather than under this prospectus.

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CUSIP No. 884098 10 4              13D            Page 79 of 80 Pages
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      Broker-dealers   engaged  by  the   Stockholders  may  arrange  for  other
brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Stockholders (or, if any  broker-dealer  acts as agent for the purchaser of shares,  from the purchaser) in amounts to be  negotiated.  The
Stockholders  do not expect these  commissions  and  discounts to exceed what is customary in the types of transactions involved.

      The Stockholders may from time to time pledge or grant a security interest in some or all of the shares of common  stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer  and sell the  shares of common  stock  from time to time  under  this prospectus,  or under an amendment to this  prospectus  under Rule  424(b)(3) or other  applicable  provision of the  Securities Act of 1933 amending the list of
Stockholders to include the pledgee,  transferee or other successors in interest as Stockholders under this prospectus.

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CUSIP No. 884098 10 4              13D            Page 80 of 80 Pages
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      The  Stockholders  and any  broker-dealers  or agents that are involved in selling the shares may be deemed to be "underwriters"  within the meaning of the
Securities Act in connection  with such sales.  In such event,  any  commissions received  by such  broker-dealers  or agents and any profit on the resale of the shares  purchased  by them  may be  deemed  to be  underwriting  commissions  or discounts under the Securities Act. The  Stockholders  have informed the Company that it does not have any agreement or  understanding,  directly or  indirectly, with any person to distribute the Registrable Securities.

      The  Company is  required  to pay all fees and  expenses  incident  to the registration of the shares. The Company has agreed to indemnify the Stockholders against certain losses, claims,  damages and liabilities,  including liabilities under the Securities Act.